Forest City Enterprises, Inc.

Supplemental Package

Years Ended January 31, 2005 and 2004

Forest City Enterprises, Inc. and Subsidiaries
Years Ended January 31, 2005 and 2004
Supplemental Package

NYSE: FCEA, FCEB

Index

This Supplemental Package, together with other statements and information publicly disseminated by the Company, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements reflect management's current views with respect to financial results related to future events and are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial or otherwise, may differ from the results discussed in the forward-looking statements. Risk factors discussed on pages 5-12 of the Company's Form 10-K for the year ended January 31, 2005 and other factors that might cause differences, some of which could be material, include, but are not limited to, real estate development and investment risks including lack of satisfactory financing, construction and lease-up delays and cost overruns, the effect of economic and market conditions on a nationwide basis as well as regionally in areas where the Company has a geographic concentration of properties, reliance on major tenants, the impact of terrorist acts, the Company's substantial leverage and the ability to obtain and service debt, guarantees under the Company's credit facility, the level and volatility of interest rates, continued availability of tax-exempt government financing, the sustainability of substantial operations at the subsidiary level, illiquidity of real estate investments, dependence on rental income from real property, conflicts of interest, financial stability of tenants within the retail industry, which may be impacted by competition and consumer spending, potential liability from syndicated properties, effects of uninsured loss, environmental liabilities, partnership risks, litigation risks, risks associated with an investment in a professional sports franchise, the rate revenue increases versus the rate of expense increases, as well as other risks listed from time to time in the Company's reports filed with the United States Securities and Exchange Commission. The Company has no obligation to revise or update any forward-looking statements, other than imposed by law, as a result of future events or new information. Readers are cautioned not to place undue reliance on such forward-looking statements.

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

CORPORATE DESCRIPTION

Founded in 1920 and publicly traded since 1960, Forest City Enterprises, Inc. ("FCE" or the "Company") is principally engaged in the ownership, development, management and acquisition of commercial and residential real estate properties in 19 states and the District of Columbia. At January 31, 2005, we had approximately $7.3 billion in total assets. We have a portfolio of real estate assets diversified both geographically and among property types. We operate our business through three strategic business units as follows:

- Commercial Group, our largest business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office buildings, hotels and mixed-use projects;
- Residential Group owns, develops, acquires and operates residential rental properties, including upscale and middle-market apartments, adaptive re-use developments and supported-living facilities;
- Land Development Group acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects; and

The Company's Lumber Group strategic business unit (formerly presented as Lumber Trading Group) was sold on November 12, 2004 to its employees and is no longer a strategic business unit or reportable segment.

New Segment:

On August 16, 2004, the Company purchased an ownership interest in the National Basketball Association ("NBA") franchise known as the New Jersey Nets (the "Nets") that will be reported on the equity method of accounting. Although the Company has legal ownership interest of approximately 15% in the Nets, the Company currently recognized approximately 38% of the economics for 2004 because profits and losses are allocated to each member based on an analysis of the respective member's claim on the net book equity assuming a liquidation at book value at the end of the accounting period without regard to unrealized appreciation (if any) in the fair value of the Nets.

The purchase of the interest in the Nets is the first step in the Company's efforts to pursue development projects at Brooklyn Atlantic Yards, which include a new entertainment arena complex and adjacent urban developments combining housing, offices, shops and public open space. As the result of this investment, the Company has added a new reportable segment, the Nets. The Nets segment is primarily comprised of and will report on the sports operations of the basketball team.

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION

This supplemental package contains certain measures prepared in accordance with the generally accepted accounting principles ("GAAP") under the full consolidation accounting method, and certain measures prepared in accordance with the pro-rata consolidation method, a non-GAAP measure. Along with net earnings, we use an additional measure, Earnings before Depreciation, Amortization and Deferred Taxes ("EBDT"), to report operating results. EBDT is a non-GAAP measure and may not be directly comparable to similarly-titled measures reported by other companies. We believe the financial measures presented under the pro-rata consolidation method, comparable net operating income ("NOI") and EBDT provide supplemental information about our operations. Although these measures are not presented in accordance with GAAP, we believe they are necessary to understand our business and operating results, along with net earnings and other GAAP measures. Our investors can use these non-GAAP measures as supplementary information to evaluate our business. Our non-GAAP measures are not intended to be performance measures that should be regarded as alternatives to, or more meaningful than, our GAAP measures.

Consolidation Methods

We present certain financial amounts under the pro-rata consolidation method because we believe this information is useful to investors as this method reflects the manner in which we operate our business. In line with industry practice, we have made a large number of investments in which our economic ownership is less than 100% as a means of procuring opportunities and sharing risk. Under the pro-rata consolidation method, we generally present our investments proportionate to our share of ownership. Under GAAP, the full consolidation method is used to report partnership assets and liabilities consolidated at 100% if deemed to be under our control or if we are deemed to be the primary beneficiary of the variable interest entities ("VIE"), even if our ownership is not 100%. We provide reconciliations from the full consolidation method to the pro-rata consolidation method throughout our supplemental package.

Certain amounts in the Consolidated Balance Sheet Information and Consolidated Earnings Information are not comparable to the prior period due to the implementation of FIN No. 46(R) at February 1, 2004, and the consolidation of four properties previously accounted under the equity method due to the acquisitions of our partners' interest.

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

EBDT

We believe that EBDT, along with net earnings, provides additional information about our core operations. While property dispositions, acquisitions or other factors can affect net earnings in the short-term, we believe EBDT presents a more consistent view of the overall financial performance of our business from period-to-period. EBDT is used by the chief operating decision maker and management to assess performance and resource allocations by strategic business unit and on a consolidated basis. EBDT is similar to funds from operations ("FFO"), a measure of performance used by publicly traded Real Estate Investment Trusts ("REIT"), but may not be directly comparable to similarly titled measures reported by other companies. (See pages 37 – 43 for additional discussion of EBDT as well as a reconciliation of EBDT to net earnings.)

Supplemental Operating Information

The operating information contained in this document includes: occupancy data, comparable NOI, reconciliation of NOI to net earnings, retail and office lease expirations, significant retail and office tenant listings and our development pipeline. We believe this information will give interested parties a better understanding and more information about the operating performance of our Company. The term "comparable," which is used throughout this document, is generally defined as including properties that were open and operated in both the fiscal years ended January 31, 2005 and 2004.

We believe occupancy rates, retail and office lease expirations, base rent, and significant retail and office tenant listings represent meaningful operating statistics about our Company. This information will give interested parties a better understanding and more information about the operating performance of our Company.

Comparable NOI is useful because it measures the performance of the same properties on a period-to-period basis and, along with EBDT (as discussed beginning on page 33), is used to assess operating performance and resource allocation of our strategic business units. While property dispositions, acquisitions or other factors can impact net earnings in the short term, we believe comparable NOI gives a more consistent view of our overall performance from quarter-to-quarter and year-to-year. A reconciliation of net earnings, the most comparable financial measure calculated in accordance with GAAP, to NOI and reconciliation from NOI to comparable NOI are provided on pages 7-8 of this document. A reconciliation of NOI to net earnings for each strategic business unit can be found on pages 37-43.

Corporate Headquarters
Forest City Enterprises, Inc.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113

SEC Filing
A copy of the Annual Report on Form 10-K for the fiscal year ended January 31, 2005 as filed with the Securities and Exchange Commission can be found on our website or may be obtained without charge upon written request to:
    Thomas T. Kmiecik
    Assistant Treasurer
    tomkmiecik@forestcity.net

Website
www.forestcity.net
The information contained on this website is not incorporated herein by reference and does not constitute a part of this supplemental package.

Investor Relations
Thomas G. Smith
Executive Vice President,
Chief Financial Officer and Secretary

Transfer Agent and Registrar
National City Bank
Stock Transfer Department
P.O. Box 92301
Cleveland, OH 44193-0900
(800) 622-6757
www.shareholder.inquiries@nationalcity.com

Stock Exchange Listing
NYSE: FCEA and FCEB

Dividend Reinvestment and Stock Purchase Plan
The Company offers its stockholders the opportunity to purchase additional shares of common stock through the Forest City Enterprises, Inc. Dividend Reinvestment and Stock Purchase Plan (the "Plan") at 97% of current market value. A copy of the Plan prospectus and an enrollment card may be obtained by contacting National City Bank at (800) 622-6757.

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

Occupancy Data – January 31, 2005 and 2004

We analyze our occupancy percentages by each of our major product lines as follows:

	Occupancy As of January 31, 2005	Average Occupancy Year-to-Date January 31, 2005	Occupancy As of January 31, 2004	Average Occupancy Year-to-Date January 31, 2004
Retail				
Comparable	93.3%	92.6%	92.0%	90.6%
Total	92.2%	92.1%	91.8%	91.0%
Office				
Comparable	94.8%	93.4%	92.0%	92.5%
Total	93.1%	94.9%	92.2%	87.6%
Residential				
Comparable	92.2%	90.8%	90.9%	90.5%
Total	92.1%	90.7%	90.3%	88.9%
Hotels				
Comparable		75.4%		72.6%
ADR		$166.34		$152.28

Retail and office occupancy as of January 31, 2005 and 2004 is based on square feet leased as of January 31, 2005 and 2004, respectively. Average Occupancy year-to-date as of January 31, 2005 and 2004 for retail and office is calculated by dividing the sum of leased square feet at the beginning and end of the period by two. Residential occupancy as of January 31, 2005 and 2004 represents total units occupied divided by total units available. Average residential occupancy year-to-date for 2005 and 2004 is calculated by dividing gross potential rent less vacancy by gross potential rent. Average Daily Rate ("ADR") is calculated by dividing revenue by the number of rooms sold for the years ended January 31, 2005 and 2004.

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

We use NOI, along with EBDT as discussed on pages 3, to assess operating performance. Comparable NOI is defined as NOI from properties opened and operated a full year in both 2004 and 2003. The following schedule on page 7 presents comparable NOI for each of our major product lines, as well as each strategic business unit under which those product lines operate. A reconciliation of NOI to the most comparable GAAP measure, net earnings, is presented on page 8. A reconciliation of NOI to net earnings for each strategic business unit can be found on pages 37-43.

Comparable Net Operating Income (NOI) (% change over same period, prior year)

	Year Ended January 31, 2005	
	Full Consolidation	Pro-Rata Consolidation
Retail	(1.4)%	1.3%
Office	1.9%	2.4%
Hotel	46.2%	30.7%
Residential	(0.7)%	(1.9)%
Total	1.9%	2.1%

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

Net Operating Income *(in thousands)*

	Year Ended January 31, 2005					Year Ended January 31, 2004					% Change	
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation	Full Consolidation	Pro-Rata Consolidation
Commercial Group												
Retail												
Comparable	$121,528	$15,805	$ 8,894	$ —	$114,617	$123,220	$19,316	$ 9,228	$ —	$113,132	(1.4)%	1.3%
Total	161,093	15,436	12,592	1,214	159,463	133,109	22,790	21,047	2,398	133,764		
Office Buildings												
Comparable	136,256	20,436	2,010	—	117,830	133,652	20,569	1,981	—	115,064	1.9%	2.4%
Total	199,411	38,180	4,667	2,165	168,063	156,768	28,567	4,685	3,827	136,713		
Hotels												
Comparable	20,751	3,646	2,473	—	19,578	14,190	1,738	2,532	—	14,984	46.2%	30.7%
Total	24,201	2,708	2,473	—	23,966	23,075	5,471	2,532	—	20,136		
Other	(3,590)	604	1,002	—	(3,192)	(2,123)	(315)	7,278	—	5,470		
Total Commercial Group												
Comparable	278,535	39,887	13,377	—	252,025	271,062	41,623	13,741	—	243,180	2.8%	3.6%
Total	381,115	56,928	20,734	3,379	348,300	310,829	56,513	35,542	6,225	296,083		
Residential Group												
Comparable	85,271	4,257	12,196	—	93,210	85,878	1,793	10,934	—	95,019	(0.7)%	(1.9)%
Total	102,038	4,516	28,918	5,178	131,618	91,572	2,025	22,169	9,175	120,891		
Total Real Estate Groups												
Comparable	363,806	44,144	25,573	—	345,235	356,940	43,416	24,675	—	338,199	1.9%	2.1%
Total	483,153	61,444	49,652	8,557	479,918	402,401	58,538	57,711	15,400	416,974		
Land Development Group	86,982	6,344	548	—	81,186	41,862	2,151	5,388	—	45,099		
The Nets	(10,889)	—	518	—	(10,371)	—	—	—	—	—		
Corporate Activities	(35,503)	—	—	—	(35,503)	(25,972)	—	—	—	(25,972)		
Grand Total	$523,743	$67,788	$50,718	$8,557	$515,230	$418,291	$60,689	$63,099	$15,400	$436,101		

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

Reconciliation of Net Operating Income (non-GAAP) to Net Earnings (GAAP) *(in thousands)*:

	Year Ended January 31, 2005					Year Ended January 31, 2004				
	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation
Revenues from real estate operations	$1,041,851	$143,894	$260,844	$ 17,226	$1,176,027	$ 848,121	$147,393	$260,215	$30,589	$ 991,532
Exclude straight-line rent adjustment[1]	(12,748)	—	—	(849)	(13,597)	(11,891)	—	—	(793)	(12,684)
Adjusted revenues	**1,029,103**	**143,894**	**260,844**	**16,377**	**1,162,430**	**836,230**	**147,393**	**260,215**	**29,796**	**978,848**
Operating expenses	608,565	80,252	155,898	8,062	692,273	514,934	86,930	144,552	14,521	587,077
Add back depreciation and amortization for non-real estate groups[b]	2,142	—	4,177	—	6,319	2,012	—	241	—	2,253
Exclude straight-line rent adjustment[2]	(10,301)	—	—	(14)	(10,315)	(5,596)	—	—	(28)	(5,624)
Adjusted operating expenses	**600,406**	**80,252**	**160,075**	**8,048**	**688,277**	**511,350**	**86,930**	**144,793**	**14,493**	**583,706**
Add interest income	44,186	4,146	550	228	40,818	22,712	226	274	97	22,857
Add equity in earnings of unconsolidated entities	54,392	—	(54,370)	—	22	31,751	—	(15,428)	—	16,323
Remove (gain) loss on disposition recorded on equity method	(31,996)	—	31,996	—	—	3,573	—	(3,573)	—	—
Add back equity method depreciation and amortization expense (see below)	28,464	—	(28,227)	—	237	35,375	—	(33,596)	—	1,779
Net Operating Income	**523,743**	**67,788**	**50,718**	**8,557**	**515,230**	**418,291**	**60,689**	**63,099**	**15,400**	**436,101**
Interest expense, including early extinguishment of debt	(253,410)	(28,579)	(50,718)	(7,584)	(283,133)	(196,870)	(32,329)	(58,478)	(9,087)	(232,106)
Gain (loss) on disposition of equity method rental properties[c]	31,996	—	—	—	31,996	(3,573)	—	—	—	(3,573)
Gain (loss) on disposition of rental properties and other investments	438	—	—	67,645	68,083	(171)	—	—	6,446	6,275
Provision for decline in real estate	—	—	—	—	—	(2,134)	(153)	(4,621)	(773)	(7,375)
Depreciation and amortization — real estate operations[a]	(174,274)	(14,115)	(28,227)	(2,686)	(191,072)	(119,416)	(18,951)	(33,596)	(4,678)	(138,739)
Straight-line rent adjustment[1] + [2]	2,447	—	—	835	3,282	6,295	—	—	765	7,060
Equity method depreciation and amortization expense (see above)	(28,464)	—	28,227	—	(237)	(35,375)	—	33,596	—	(1,779)
Earnings before income taxes	**102,476**	**25,094**	—	**66,767**	**144,149**	**67,047**	**9,256**	—	**8,073**	**65,864**
Income tax provision	(37,326)	—	—	(26,402)	(63,728)	(23,957)	—	—	(2,939)	(26,896)
Earnings before minority interest, discontinued operations and cumulative effect of change in accounting principle	**65,150**	**25,094**	—	**40,365**	**80,421**	**43,090**	**9,256**	—	**5,134**	**38,968**
Minority Interest	(25,094)	(25,094)	—	—	—	(9,256)	(9,256)	—	—	—
Earnings from continuing operations	**40,056**	—	—	**40,365**	**80,421**	**33,834**	—	—	**5,134**	**38,968**
Discontinued operations, net of tax and minority interest:										
Operating earnings from Lumber Group	4,545	—	—	—	4,545	3,701	—	—	—	3,701
Operating (loss) earnings from rental properties	(528)	—	—	528	—	1,237	—	—	(1,237)	—
Gain on disposition of Lumber Group	11,501	—	—	—	11,501	—	—	—	—	—
Gain on disposition of rental properties	40,893	—	—	(40,893)	—	3,897	—	—	(3,897)	—
	56,411	—	—	(40,365)	16,046	8,835	—	—	(5,134)	3,701
Cumulative effect of change in accounting principle, net of tax	(11,261)	—	—	—	(11,261)	—	—	—	—	—
Net earnings	**$ 85,206**	**$ —**	**$ —**	**$ —**	**$ 85,206**	**$ 42,669**	**$ —**	**$ —**	**$ —**	**$ 42,669**
(a) Depreciation and amortization — real estate groups	$ 174,274	$ 14,115	$ 28,227	$ 2,686	$ 191,072	$ 119,416	$ 18,951	$ 33,596	$ 4,678	$ 138,739
(b) Depreciation and amortization — non-real estate groups	2,142	—	4,177	—	6,319	2,012	—	241	—	2,253
Total depreciation and amortization	$ 176,416	$ 14,115	$ 32,404	$ 2,686	$ 197,391	$ 121,428	$ 18,951	$ 33,837	$ 4,678	$ 140,992

Note c) Properties accounted for on the equity method do not meet the definition of a component of an entity under SFAS No. 144 and therefore are reported in continuing operations when sold. For the year ended January 31, 2005, three equity method investments were sold including *Chapel Hill Mall, Chapel Hill Suburban* and *Manhattan Town Center Mall,* resulting in a gain on disposition of $31,996. Also, for the year ended January 31, 2004, one equity method investment, *Waterford Village,* was sold, resulting in a loss on disposition of $3,573. These were included in equity in earnings of unconsolidated real estate entities in the Consolidated Statement of Earnings, and therefore, are included in Earnings from Continuing Operations.

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

Retail Lease Expirations As of January 31, 2005

Expiration Year	Number of Expiring Leases	Square Feet of Expiring Leases[3]	Percentage of Total Leased GLA[1]	Net Base Rent Expiring[2]	Percentage of Total Base Rent	Average Base Rent Per Square Feet Expiring[3]
2005	138	376,816	3.95%	$ 6,818,218	3.97%	$ 22.67
2006	206	503,656	5.27	10,927,512	6.36	28.48
2007	154	535,324	5.60	8,552,293	4.98	21.74
2008	156	584,473	6.12	10,206,284	5.94	23.83
2009	215	733,882	7.68	12,213,780	7.10	23.40
2010	99	384,805	4.03	7,765,367	4.52	26.43
2011	244	1,062,948	11.13	25,082,837	14.59	28.52
2012	118	703,562	7.37	13,360,706	7.77	28.64
2013	146	629,239	6.59	15,786,591	9.18	28.48
2014	153	677,739	7.09	11,971,902	6.96	25.86
Thereafter	111	3,360,013	35.17	49,221,297	28.63	19.85
Total	**1,740**	**9,552,457**	**100.00%**	**$171,906,787**	**100.00%**	**$ 23.91**

(1) GLA = Gross Leasable Area.

(2) Net base rent expiring is an operating statistic and is not comparable to rental revenue, a GAAP financial measure. The primary differences arise because net base rent is determined using the tenant's contractual rental agreements at the Company's ownership share of the base rental income from expiring leases as determined within the rent agreement and it does not include adjustments such as the impact of straight-line rent and contingent rental payments, which are not reasonably estimatable.

(3) Square feet of expiring leases and average base rent per square feet are operating statistics that represent 100% of the square footage and base rental income per square foot from expiring leases.

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

Office Lease Expirations As of January 31, 2005

Expiration Year	Number of Expiring Leases	Square Feet of Expiring Leases[3]	Percentage of Total Leased GLA[1]	Net Base Rent Expiring[2]	Percentage of Total Base Rent	Average Base Rent Per Square Feet Expiring[3]
2005	69	552,512	6.69%	$ 9,911,907	5.50%	$ 23.77
2006	51	606,996	7.35	9,415,102	5.23	23.14
2007	47	323,133	3.92	5,588,757	3.10	22.57
2008	56	498,498	6.04	9,235,580	5.13	22.21
2009	36	329,716	3.99	6,445,467	3.58	24.94
2010	24	932,545	11.30	13,359,990	7.42	22.52
2011	9	200,209	2.43	6,276,067	3.48	34.11
2012	11	1,074,782	13.02	26,793,202	14.87	31.70
2013	15	625,409	7.58	11,853,396	6.58	23.41
2014	9	573,628	6.95	12,455,653	6.91	27.89
Thereafter	21	2,536,209	30.73	68,826,958	38.20	30.87
Total	**348**	**8,253,637**	**100.00%**	**$180,162,079**	**100.00%**	**$ 27.21**

(1) GLA = Gross Leasable Area.

(2) Net base rent expiring is an operating statistic and is not comparable to rental revenue, a GAAP financial measure. The primary differences arise because net base rent is determined using the tenant's contractual rental agreements at the Company's ownership share of the base rental income from expiring leases as determined within the rent agreement and it does not include adjustments such as the impact of straight-line rent and contingent rental payments, which are not reasonably estimatable.

(3) Square feet of expiring leases and average base rent per square feet are operating statistics that represent 100% of the square footage and base rental income per square foot from expiring leases.

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

Schedule of Significant Retail Tenants As of January 31, 2005

(Based on net base rent 1% or greater of the Company's ownership share)

Tenant	Leased Square Feet	Percentage of Total Retail Square Feet
Regal Entertainment Group	492,180	5.15%
AMC Entertainment, Inc.	325,563	3.41
The Gap	287,962	3.02
The Home Depot	282,000	2.95
TJX Companies	272,554	2.85
Dick's Sporting Goods	226,408	2.37
The Limited	211,424	2.21
Circuit City Stores, Inc.	164,842	1.73
Lowe's Home Center, Inc.	151,273	1.59
Abercrombie & Fitch Stores, Inc.	136,227	1.43
Pathmark Stores	123,500	1.29
Footlocker, Inc.	117,278	1.23
Ahold USA (Stop & Shop)	115,861	1.21
DSW Shoe Warehouse, Inc.	112,040	1.17
Subtotal	3,019,112	31.61
All Others	6,533,345	68.39
Total	**9,552,457**	**100.00%**

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

Schedule of Significant Office Tenants As of January 31, 2005

(Based on net base rent 2% or greater of the Company's ownership share)

Tenant	Leased Square Feet	Percentage of Total Retail Square Feet
City of New York	816,190	9.89%
Millennium Pharmaceuticals, Inc.	725,833	8.79
U.S. Government	609,893	7.39
Keyspan Energy	450,004	5.45
Morgan Stanley & Co.	444,685	5.39
Securities Industry Automation Corp.	428,786	5.19
Wellchoice, Inc.	392,514	4.76
Bank of New York	317,572	3.85
Forest City Enterprises, Inc.	302,106	3.66
Bear Stearns	275,244	3.33
Alkermes, Inc.	210,248	2.55
Partners Health Care System	136,150	1.65
University of Pennsylvania	122,299	1.48
Subtotal	5,231,524	63.38
All Others	3,022,113	36.62
Total	**8,253,637**	**100.00%**

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

Development Pipeline
January 31, 2005
Openings/Acquisitions(10)

Property	Location	Dev.(D) Acq.(A)	Date Opened/ Acquired	Legal Ownership%(f)	Pro-Rata %(1) (1)	Cost at Full Consolidation (GAAP)(a)	Total Cost at 100% (2)	Cost at Pro-Rata Share (Non-GAAP)(b) (1)X(2)	Square Feet/ Number of Units
							(in millions)		
Retail Centers:									
Brooklyn Commons	Brooklyn, NY	D	Q2-04	70.0%	100.0%	$ 21.5	$ 21.5	$ 21.5	151,000
Atlantic Terminal	Brooklyn, NY	D	Q2-04	70.0%	100.0%	90.1	90.1	90.1	373,000
Quartermaster Plaza	Philadelphia, PA	D	Q3-04	70.0%	100.0%	69.7	69.7	69.7	459,000
Victoria Gardens	Rancho Cucamonga, CA	D	Q3-04	80.0%	80.0%	183.6	183.6	146.9	1,156,000(c)
						$ 364.9	$364.9	$328.2	2,139,000
Office:									
2 Hanson Place (Atlantic Terminal)	Brooklyn, NY	D	Q2-04	70.0%	100.0%	$ 107.4	$107.4	$107.4	399,000
Twelve MetroTech Center (330 Jay Street)(m)	Brooklyn, NY	D	Q4-04	80.0%	80.0%	52.1	52.1	41.7	177,000(g)
University of Pennsylvania	Philadelphia, PA	A	Q4-04	100.0%	100.0%	56.0	56.0	56.0	123,000
						$ 215.5	$215.5	$205.1	699,000
Residential:									
East 29th Avenue Town Center/Botanica	Denver, CO	D	Q1-04	90.0%	90.0%	$ 40.3	$ 40.3	$ 36.3	144(h)
Sterling Glen of Rye Brook(j)(o)	Rye Brook, NY	D	Q1-04	40.0%	40.0%	57.1	57.1	22.8	166
Emerald Palms Expansion	Miami, FL	D	Q2-04	100.0%	100.0%	9.2	9.2	9.2	86
						$ 106.6	$106.6	$ 68.3	396
Total 2004 Openings/Acquisitions(b)(d)						**$ 687.0**	**$687.0**	**$601.6**	

									Opened in '04/ Total
Residential Phased-In Units:(e)(e)									
Settler's Landing at Greentree	Streetsboro, OH	D	2001-04	50.0%	50.0%	$ 0.0	$ 26.6	$ 13.3	104/408
Eaton Ridge	Sagamore Hills, OH	D	2002-04	50.0%	50.0%	0.0	14.4	7.2	36/260
Newport Landing	Coventry, OH	D	2002-05	50.0%	50.0%	0.0	16.0	8.0	48/336
Woodgate/Evergreen Farms	Olmsted Township, OH	D	2004-07	33.0%	33.0%	0.0	22.9	7.6	120/348
Total(b)(k)						**$ 0.0**	**$ 79.9**	**$ 36.1**	308/1,352

See attached January 31, 2005 footnotes.

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

Development Pipeline
January 31, 2005
Under Construction(17)

Property	Location	Dev.(D) Acq.(A)	Anticipated Opening	Legal Ownership%[l]	Pro-Rata %[l] (1)	Cost at Full Consolidation (GAAP)[a]	Total Cost at 100% (2)	Cost at Pro-Rata Share (Non-GAAP)[b] (1)X(2)	Square Feet/ Number of Units	Pre-Leased (Wtd. Avg.)
						(in millions)				
Retail Centers:										
Hispanic Retail Group-Gigante[c]	Inglewood, CA	D	Q1-05	19.0%	19.0%	$ 0.0	$ 9.6	$ 1.8	53,000	100%
Saddle Rock	Aurora, CO	D	Q1-05	80.0%	100.0%	31.8	31.8	31.8	359,000	33%
Simi Valley Town Center	Simi Valley, CA	D	Q3-05	85.0%	100.0%	133.9	133.9	133.9	600,000	75%
Short Pump Expansion	Richmond, VA	D	Q3-05	50.0%	100.0%	27.0	27.0	27.0	88,000	73%
Northfield at Stapleton	Denver, CO	D	Q3-06	90.0%	90.0%	164.9	164.9	148.4	1,142,000[s]	52%
San Francisco Centre[c][n]	San Francisco, CA	D	Q3-06	50.0%	50.0%	0.0	416.2	208.1	964,000[u]	8%
						$ 357.6	$ 783.4	$ 551.0	3,206,000	42%
Office:										
New York Times[c]	Manhattan, NY	D	Q2-07	28.0%	40.0%	$ 0.0	$ 415.0	$ 166.0	734,000	0%
						$ 0.0	$ 415.0	$ 166.0	734,000	0%
Residential:										
23 Sidney Street	Cambridge, MA	D	Q1-05	100.0%	100.0%	$ 17.9	$ 17.9	$ 17.9	51	
Metro 417[r]	Los Angeles, CA	D	Q1-05	100.0%	100.0%	56.9	56.9	56.9	277	
Metropolitan Lofts[c]	Los Angeles, CA	D	Q1-05	50.0%	50.0%	0.0	62.8	31.4	264	
Ashton Mill	Providence, RI	D	Q1-05	100.0%	100.0%	28.4	28.4	28.4	193	
Sterling Glen of Lynbrook[i][p]	Lynbrook, NY	D	Q2-05	80.0%	80.0%	27.4	27.4	21.9	100	
100 Landsdowne	Cambridge, MA	D	Q3-05	100.0%	100.0%	63.9	63.9	63.9	203	
Central Station Apartments	Chicago, IL	D	Q1-06	100.0%	100.0%	115.9	115.9	115.9	502	
Sterling Glen of Roslyn[q][i]	Roslyn, NY	D	Q2-06	80.0%	80.0%	74.0	74.0	59.2	158	
Ohana Military Communities[c]	Honolulu, HI	D	Q1-08	7.0%	7.0%	0.0	316.5	22.2	1,952	
						$ 384.4	$ 763.7	$ 417.7	3,700	
Condominiums:										
1100 Wilshire Condominiums[c]	Los Angeles, CA	D	Q2-05	40.0%	40.0%	$ 0.0	$ 117.0	$ 46.8	228	
Total Under Construction[b][j]						**$ 742.0**	**$2,079.1**	**$1,181.5**		
*** LESS: Above properties to be sold as condominiums**						**$ 0.0**	**$ 117.0**	**$ 46.8**		
Under Construction less Condominiums						**$ 742.0**	**$1,962.1**	**$1,134.7**		

Residential Phased-In Units Under Construction:[c][e]								Under Const./Total
Arbor Glen	Twinsburg, OH	2001-07	50.0%	50.0%	$ 0.0	$ 18.4	$ 9.2	144/288
Newport Landing	Coventry, OH	2002-05	50.0%	50.0%	0.0	16.0	8.0	60/336
Woodgate/Evergreen Farms	Olmsted Township, OH	2004-07	33.0%	33.0%	0.0	22.9	7.6	108/348
Pine Ridge Expansion	Willoughby, OH	2005-06	50.0%	50.0%	0.0	16.4	8.2	162/162
Total[b][f]					**$ 0.0**	**$ 73.7**	**$ 33.0**	474/1,134

See attached January 31, 2005 footnotes.

14

Development Pipeline

January 31, 2005 Footnotes

(a) Amounts are presented on the full consolidation method of accounting, a GAAP measure. Under full consolidation, costs are reported as consolidated at 100 percent if we are deemed to have control or to be the primary beneficiary of our investments in the VIE.

(b) Cost at Pro-rata Share represents Forest City's share of cost, based on the Company's pro-rata ownership of each property (a non-GAAP measure). Under the pro-rata consolidation method of accounting the Company determines its pro-rata share by multiplying its pro-rata ownership by the total cost of the applicable property.

(c) Reported under the equity method of accounting. This method represents a GAAP measure for investments in which the Company is not deemed to have control or to be the primary beneficiary of our investments in a VIE.

(d) The difference between the full consolidation amount (GAAP) of $687.0 million of cost to the Company's pro-rata share (a non-GAAP measure) of $601.6 million of cost consists of a reduction to full consolidation for minority interest of $85.4 million of cost and the addition of its share of cost for unconsolidated investments of $0.0 million.

(e) Phased-in openings. Costs are representative of the total project.

(f) The difference between the full consolidation amount (GAAP) of $0.0 million of cost to the Company's pro-rata share (a non-GAAP measure) of $33.0 million of cost consists of the Company's share of cost for unconsolidated investments of $33.0 million.

(g) Represents the Company's portion of this 1.1 million square-foot office condominium.

(h) Project also includes 141,000 total square feet (57,000 square feet owned/managed by FCE) of retail and 34,000 square feet of office space.

(i) Supported-living property.

(j) The difference between the full consolidation amount (GAAP) of $742.0 million of cost to the Company's pro-rata share (a non-GAAP measure) of $1,181.5 million of cost consists of a reduction to full consolidation for minority interest of $36.8 million of cost and the addition of its share of cost for unconsolidated investments of $476.3 million.

(k) The difference between the full consolidation amount (GAAP) of $0.0 million of cost to the Company's pro-rata share (a non-GAAP measure) of $36.1 million of cost consists of its share of cost for unconsolidated investments of $36.1 million.

(l) As is customary within the real estate industry, the Company invests in certain real estate projects through joint ventures. For these projects, the Company provides funding for certain of its partners' equity contributions. The Company consolidates its investments in these projects in accordance with FIN No. 46(R) at a consolidation percentage that is reflected in the Pro-Rata % column. These advances entitle the Company to a preferred return on investment, which is payable from cash flows of each respective property. At the point the Company is no longer entitled to a preferred return on a particular joint venture because the partner's advance has been repaid in full, the Company's net assets will be adjusted to its intended ownership percentage (reflected in the Legal Ownership % column) by recording a minority interest to reflect the amount of the partner's claim on those net assets.

(m) The Company exercised its option to acquire this property in the fourth quarter.

(n) This project will also include the acquisition of an adjacent retail center totaling 508,000 square feet.

(o) Formerly Stone Gate at Bellefair.

(p) Formerly Tanglewood Crest.

(q) Formerly Bryant Landing.

(r) Formerly Subway Terminal.

(s) Includes 30,000 square feet of office space.

(t) Includes 45,000 square feet of office space.

(u) Includes 235,000 square feet of office space.

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Operating Information

Scheduled Maturities Table: Nonrecourse Mortgage Debt *(dollars in thousands)*
As of January 31, 2005

Year Ending January 31, 2006

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:				
Fixed-rate debt	$ 142,486	$ 13,765	$ 43,539	$ 172,260
Weighted average rate	7.08%	6.85%	8.89%	7.55%
UDAG	28,860	94	10,728	39,494
Weighted average rate	1.46%	0.00%	8.00%	3.24%
Total fixed-rate debt	171,346	13,859	54,267	211,754
Variable:				
Variable-rate debt	164,584	8,194	36,269	192,659
Weighted average rate	4.80%	4.63%	4.60%	4.77%
Tax-Exempt	182,055	20,970	5,103	166,188
Weighted average rate	3.17%	3.28%	3.24%	3.16%
Total variable-rate debt	346,639	29,164	41,372	358,847
Total Nonrecourse Mortgage Debt	**$ 517,985**	**$ 43,023**	**$ 95,639**	**$ 570,601**
Weighted Average Rate	**4.67%**	**4.67%**	**6.86%**	**5.04%**

Year Ending January 31, 2007

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:				
Fixed-rate debt	$ 485,747	$ 74,140	$ 33,346	$ 444,953
Weighted average rate	6.66%	6.36%	7.77%	6.80%
UDAG	8,169	501	—	7,668
Weighted average rate	0.09%	0.32%	—%	0.08%
Total fixed-rate debt	493,916	74,641	33,346	452,621
Variable:				
Variable-rate debt	273,931	83,062	36,411	227,280
Weighted average rate	5.48%	6.06%	5.27%	5.23%
Tax-Exempt	51,000	300	31,705	82,405
Weighted average rate	2.37%	2.44%	3.14%	2.66%
Total variable-rate debt	324,931	83,362	68,116	309,685
Total Nonrecourse Mortgage Debt	**$ 818,847**	**$ 158,003**	**$ 101,462**	**$ 762,306**
Weighted Average Rate	**5.93%**	**6.17%**	**5.42%**	**5.82%**

Year Ending January 31, 2008

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:				
Fixed-rate debt	$ 160,957	$ 27,797	$ 112,961	$ 246,121
Weighted average rate	6.82%	6.90%	7.50%	7.12%
UDAG	589	145	—	444
Weighted average rate	2.16%	2.33%	—%	2.10%
Total fixed-rate debt	161,546	27,942	112,961	246,565
Variable:				
Variable-rate debt	99,136	21,889	16,218	93,465
Weighted average rate	4.57%	4.37%	4.21%	4.55%
Tax-Exempt	127,670	2,400	2,594	127,864
Weighted average rate	3.33%	3.37%	5.26%	3.37%
Total variable-rate debt	226,806	24,289	18,812	221,329
Total Nonrecourse Mortgage Debt	**$ 388,352**	**$ 52,231**	**$ 131,773**	**$ 467,894**
Weighted Average Rate	**5.09%**	**5.66%**	**7.05%**	**5.58%**

Year Ending January 31, 2009

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:				
Fixed-rate debt	$ 217,394	$ 19,673	$ 91,176	$ 288,897
Weighted average rate	7.19%	7.14%	6.85%	7.08%
UDAG	581	151	967	1,397
Weighted average rate	2.06%	2.41%	—%	0.60%
Total fixed-rate debt	217,975	19,824	92,143	290,924
Variable:				
Variable-rate debt	36,391	3,315	9,960	43,036
Weighted average rate	4.70%	5.13%	6.89%	5.17%
Tax-Exempt	16,000	3,200	—	12,800
Weighted average rate	3.39%	3.39%	—%	3.39%
Total variable-rate debt	52,391	6,515	9,960	55,836
Total Nonrecourse Mortgage Debt	**$ 270,366**	**$ 26,339**	**$ 102,103**	**$ 346,130**
Weighted Average Rate	**6.62%**	**6.41%**	**6.79%**	**6.68%**

Year Ending January 31, 2010

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:				
Fixed-rate debt	$ 252,615	$ 57,440	$ 91,094	$ 286,269
Weighted average rate	7.10%	7.48%	7.19%	7.06%
UDAG	573	158	—	415
Weighted average rate	1.96%	2.48%	—%	1.76%
Total fixed-rate debt	253,188	57,598	91,094	286,684
Variable:				
Variable-rate debt	2,097	—	2,385	4,482
Weighted average rate	5.35%	—%	4.24%	4.76%
Tax-Exempt	—	—	40,000	40,000
Weighted average rate	—%	—%	2.41%	2.41%
Total variable-rate debt	2,097	—	42,385	44,482
Total Nonrecourse Mortgage Debt	**$ 255,285**	**$ 57,598**	**$ 133,479**	**$ 331,166**
Weighted Average Rate	**7.08%**	**7.47%**	**5.71%**	**6.46%**

Thereafter

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:				
Fixed-rate debt	$ 2,040,246	$ 266,203	$ 236,648	$ 2,010,691
Weighted average rate	6.44%	6.80%	6.30%	6.38%
UDAG	65,237	18,781	—	46,456
Weighted average rate	1.74%	1.32%	—%	1.91%
Total fixed-rate debt	2,105,483	284,984	236,648	2,057,147
Variable:				
Variable-rate debt	64,248	—	47,863	112,111
Weighted average rate	5.59%	—%	3.70%	4.79%
Tax-Exempt	366,625	27,781	44,000	382,844
Weighted average rate	2.87%	2.76%	2.75%	2.86%
Total variable-rate debt	430,873	27,781	91,863	494,955
Total Nonrecourse Mortgage Debt	**$ 2,536,356**	**$ 312,765**	**$ 328,511**	**$ 2,552,102**
Weighted Average Rate	**5.78%**	**6.11%**	**5.45%**	**5.70%**

Total

	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:				
Fixed-rate debt	$ 3,299,445	$ 459,018	$ 608,764	$ 3,449,191
Weighted average rate	6.62%	6.83%	7.00%	6.65%
UDAG	104,009	19,830	11,695	95,874
Weighted average rate	1.54%	1.31%	7.34%	2.29%
Total fixed-rate debt	3,403,454	478,848	620,459	3,545,065
Variable:				
Variable-rate debt	640,387	116,460	149,106	673,033
Weighted average rate	5.13%	5.61%	4.58%	4.92%
Tax-Exempt	743,350	54,651	123,402	812,101
Weighted average rate	3.00%	3.02%	2.81%	2.97%
Total variable-rate debt	1,383,737	171,111	272,508	1,485,134
Total Nonrecourse Mortgage Debt	**$ 4,787,191**	**$ 649,959**	**$ 892,967**	**$ 5,030,199**
Weighted Average Rate	**5.75%**	**6.13%**	**6.02%**	**5.74%**

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

As discussed on page 2, we present certain financial amounts under the pro-rata consolidation method (a non-GAAP measure). This information is useful to our investors because we believe that it more accurately reflects the manner in which we operate our business. This is because, in line with industry practice, we have a large number of investments in which our economic ownership is less than 100% as a means of procuring opportunities and sharing risk. The tables below present amounts for both full consolidation, a GAAP measure, and pro-rata consolidation, providing a reconciliation of the difference between the two methods. Under the pro-rata consolidation method, we present our partnership investments proportionate to our share of ownership for each line item of our consolidated financial statements. Under full consolidation, partnership assets and liabilities are reported as consolidated at 100% if deemed under our control or if we are deemed to be the primary beneficiary for our investments in a VIE. Partnership assets and liabilities are reported on the equity or cost method of accounting if we do not have control, or, in the case of investments in VIEs, the Company is not deemed the primary beneficiary.

Consolidated Balance Sheet Information – January 31, 2005

	Full Consolidation (GAAP)	Less Minority Interest (unaudited)	Plus Unconsolidated Investments at Pro-Rata (unaudited)	Pro-Rata Consolidation (Non-GAAP) (unaudited)
			(in thousands)	
Assets				
Real Estate				
Completed rental properties	$5,795,057	$853,737	$ 930,319	$5,871,639
Projects under development	634,441	20,300	255,124	869,265
Land held for development or sale	94,907	3,577	93,755	185,085
Total Real Estate	6,524,405	877,614	1,279,198	6,925,989
Less accumulated depreciation	(874,497)	(141,736)	(255,949)	(988,710)
Real Estate, net	5,649,908	735,878	1,023,249	5,937,279
Cash and equivalents	252,302	24,090	36,146	264,358
Restricted cash	347,267	28,478	57,646	376,435
Notes and accounts receivable, net	212,868	51,127	854	162,595
Investments in and advances to affiliates	439,424	—	(190,527)	248,897
Other assets	387,491	38,537	99,147	448,101
Total Assets	$7,289,260	$878,110	$1,026,515	$7,437,665
Liabilities and Shareholders' Equity				
Liabilities				
Mortgage debt, nonrecourse	$4,787,191	$649,959	$ 892,967	$5,030,199
Notes payable	93,432	16,529	51,706	128,609
Senior and subordinated debt	599,400	—	—	599,400
Accounts payable and accrued expenses	554,449	115,849	81,842	520,442
Deferred income taxes	354,490	—	—	354,490
Total Liabilities	6,388,962	782,337	1,026,515	6,633,140
Minority Interest	95,773	95,773	—	—
Total Shareholders' Equity	804,525	—	—	804,525
Total Liabilities and Shareholders' Equity	$7,289,260	$878,110	$1,026,515	$7,437,665

Consolidated Balance Sheet Information – January 31, 2004

	Full Consolidation (GAAP)	Less Minority Interest (unaudited)	Plus Unconsolidated Investments at Pro-Rata (unaudited)	Pro-Rata Consolidation (Non-GAAP) (unaudited)
			(in thousands)	
Assets				
Real Estate				
Completed rental properties	$ 4,504,756	$ 706,045	$ 996,505	$ 4,795,216
Projects under development	506,985	69,906	104,800	541,879
Land held for development or sale	70,854	3,093	68,385	136,146
Total Real Estate	5,082,595	779,044	1,169,690	5,473,241
Less accumulated depreciation	(715,482)	(109,941)	(215,350)	(820,891)
Real Estate, net	4,367,113	669,103	954,340	4,652,350
Cash and equivalents	107,491	16,830	29,413	120,074
Restricted cash	257,795	38,678	23,059	242,176
Notes and accounts receivable, net	217,258	21,440	18,331	214,149
Investments in and advances to affiliates	432,584	—	(78,634)	353,950
Other assets	285,423	44,455	31,562	272,530
Lumber Group assets – held for sale	256,408	—	—	256,408
Total Assets	$ 5,924,072	$ 790,506	$ 978,071	$ 6,111,637
Liabilities and Shareholders' Equity				
Liabilities				
Mortgage debt, nonrecourse	$ 3,634,177	$ 618,798	$ 910,866	$ 3,926,245
Notes payable	86,030	16,529	8,948	78,449
Long-term credit facility	56,250	—	—	56,250
Senior and subordinated debt	349,400	—	—	349,400
Accounts payable and accrued expenses	463,023	106,705	58,257	414,575
Deferred income taxes	294,925	—	—	294,925
Lumber Group liabilities – held for sale	242,882	—	—	242,882
Total Liabilities	5,126,687	742,032	978,071	5,362,726
Minority Interest	48,474	48,474	—	—
Total Shareholders' Equity	748,911	—	—	748,911
Total Liabilities and Shareholders' Equity	$ 5,924,072	$ 790,506	$ 978,071	$ 6,111,637

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Consolidated Earnings Information – Year Ended January 31, 2005

	Full Consolidation (GAAP)	Less Minority Interest (unaudited)	Plus Unconsolidated Investments at Pro-Rata (unaudited)	Plus Discontinued Operations (unaudited)	Pro-Rata Consolidation (Non-GAAP) (unaudited)
			(in thousands)		
Revenues from real estate operations	$1,041,851	$143,894	$260,844	$ 17,226	$1,176,027
Expenses					
Operating expenses	608,565	80,252	155,898	8,062	692,273
Interest expense, including early extinguishment of debt	253,410	28,579	50,718	7,584	283,133
Depreciation and amortization	176,416	14,115	32,404	2,686	197,391
	1,038,391	122,946	239,020	18,332	1,172,797
Interest income	44,186	4,146	550	228	40,818
Equity in earnings of unconsolidated entities (Note 1)	54,392	—	(54,370)	—	22
Gain on disposition of rental properties and other investments	438	—	31,996	67,645	100,079
Earnings before income taxes	102,476	25,094	—	66,767	144,149
Income tax expense (benefit)					
Current	(15,171)	—	—	5,469	(9,702)
Deferred	52,497	—	—	20,933	73,430
	37,326	—	—	26,402	63,728
Earnings before minority interest, discontinued operations and cumulative effect of change in accounting principle	65,150	25,094	—	40,365	80,421
Minority interest	(25,094)	(25,094)	—	—	—
Earnings from continuing operations (Note 1)	40,056	—	—	40,365	80,421
Discontinued operations, net of tax and minority interest					
Operating earnings from Lumber Group	4,545	—	—	—	4,545
Operating loss from rental properties	(528)	—	—	528	—
Gain on disposition of Lumber Group	11,501	—	—	—	11,501
Gain on disposition of rental properties	40,893	—	—	(40,893)	—
	56,411	—	—	(40,365)	16,046
Cumulative effect of change in accounting principle, net of tax	(11,261)	—	—	—	(11,261)
Net earnings	$ 85,206	$ —	$ —	$ —	$ 85,206

Note:

(1) Properties accounted for on the equity method do not meet the definition of a component of an entity under SFAS No. 144, and therefore are reported in continuing operations when sold. For the year ended January 31, 2005, three equity method investments were sold including *Chapel Hill Mall, Chapel Hill Suburban,* and *Manhattan Town Center Mall.* A pre-tax gain of $31,996 ($19,341 net of tax) has been reported in equity in earnings of unconsolidated entities in the Consolidated Statement of Earnings and, therefore, is included in Earnings from Continuing Operations.

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Consolidated Earnings Information – Year Ended January 31, 2004

	Full Consolidation (GAAP)	Less Minority Interest (unaudited)	Plus Unconsolidated Investments at Pro-Rata (unaudited)	Plus Discontinued Operations (unaudited)	Pro-Rata Consolidation (Non-GAAP) (unaudited)
			(in thousands)		
Revenues from real estate operations	$848,121	$147,393	$260,215	$30,589	$991,532
Expenses					
Operating expenses	514,934	86,930	144,552	14,521	587,077
Interest expense, including early extinguishment of debt	196,870	32,329	58,478	9,087	232,106
Provision for decline in real estate	2,134	153	4,621	773	7,375
Depreciation and amortization	121,428	18,951	33,837	4,678	140,992
	835,366	138,363	241,488	29,059	967,550
Interest income	22,712	226	274	97	22,857
Equity in earnings of unconsolidated entities (Note 1)	31,751	—	(15,428)	—	16,323
(Loss) gain on disposition of rental properties and other investments	(171)	—	(3,573)	6,446	2,702
Earnings before income taxes	67,047	9,256	—	8,073	65,864
Income tax expense (benefit)					
Current	(6,246)	—	—	2,433	(3,813)
Deferred	30,203	—	—	506	30,709
	23,957	—	—	2,939	26,896
Earnings before minority interest and discontinued operations	43,090	9,256	—	5,134	38,968
Minority interest	(9,256)	(9,256)	—	—	—
Earnings from continuing operations (Note 1)	33,834	—	—	5,134	38,968
Discontinued operations, net of tax and minority interest					
Operating earnings from Lumber Group	3,701	—	—	—	3,701
Operating earnings from rental properties	1,237	—	—	(1,237)	—
Gain on disposition of rental properties	3,897	—	—	(3,897)	—
	8,835	—	—	(5,134)	3,701
Net earnings	$ 42,669	$ —	$ —	$ —	$ 42,669

Note:

(1) Properties accounted for on the equity method do not meet the definition of a component of an entity under SFAS No. 144, and therefore are reported in continuing operations when sold. For the year ended January 31, 2004, one equity method investment, *Waterford Village,* was sold. A pre-tax loss of $3,573 ($2,160 net of tax) has been reported in equity in earnings of unconsolidated entities in the Consolidated Statement of Earnings and, therefore, is included in Earnings from Continuing Operations.

The following schedules on pages 21-22 present information on investments in and advances to affiliates.

Investments in and Advances to Affiliates

Included in Investments in and Advances to Affiliates in the Consolidated Balance Sheet Information tables are unconsolidated investments in entities that we do not control or are not the primary beneficiary and that are accounted for under the equity method of accounting, as well as advances to other partners.

Following is a reconciliation of members' and partners' equity to our carrying value in the accompanying Consolidated Balance Sheet Information:

	January 31,	
	2005	2004
	(in thousands)	
Members' and Partners' equity, as below	$536,345	$169,606
Equity of other members and partners	345,818	51,567
Company's investment in partnerships	190,527	118,039
Advances to partnerships, as below	—	1,385
Advances to other affiliates[1]	248,897	313,160
Investments in and advances to affiliates	$439,424	$432,584

Summarized financial information for the equity method investments is as follows:

	Combined (100%) (GAAP)		Pro-Rata Share (non-GAAP)	
	January 31,		January 31,	
	2005	2004	2005	2004
	(in thousands)		*(in thousands)*	
Balance Sheet:				
Completed rental properties	$1,932,845	$2,375,832	$ 930,319	$ 996,505
Projects under development	564,712	263,687	255,124	104,800
Land held for development or sale	177,080	104,851	93,755	68,385
Investments in and advances to affiliates – syndicated residential partnerships[2]	—	—	—	40,790
Accumulated depreciation	(498,779)	(499,297)	(255,949)	(215,350)
Restricted cash[3]	362,583	50,503	57,646	23,059
Other assets[4]	407,316	195,765	136,147	79,306
Total Assets	$2,945,757	$2,491,341	$1,217,042	$1,097,495
Mortgage debt, nonrecourse	$2,012,578	$2,153,443	$ 892,967	$ 910,866
Advances from general partner	—	1,385	—	—
Other liabilities[4]	396,834	166,907	133,548	67,205
Members' and partners' equity[4]	536,345	169,606	190,527	119,424
Total Liabilities and Members'/Partners' Equity	$2,945,757	$2,491,341	$1,217,042	$1,097,495

Investments in and Advances to Affiliates (continued)

	Combined (100%) (GAAP)		Pro-Rata Share (non-GAAP)	
Year Ended January 31,	2005	2004	2005	2004
	(in thousands)		*(in thousands)*	
Operations:				
Revenues	$ 530,990	$ 565,754	$ 260,844	$ 260,215
Equity in earnings of unconsolidated entities on a pro-rata basis	—	—	22	16,323
Operating expenses	(318,625)	(305,792)	(155,898)	(144,552)
Interest expense	(106,556)	(132,062)	(50,718)	(58,478)
Provision for decline in real estate	—	(4,621)	—	(4,621)
Depreciation and amortization	(77,985)	(78,615)	(32,404)	(33,837)
Interest income	3,592	952	550	274
Gain (loss) of disposition of operating properties[5]	61,427	(3,573)	31,996	(3,573)
Net Earnings (pre-tax)	$ 92,843	$ 42,043	$ 54,392	$ 31,751

(1) As is customary within the real estate industry, we invest in certain projects through joint ventures. We often provide funding of certain of our partners' equity contributions. The most significant partnership for which we provide funding is related to Forest City Ratner Companies, representing the Commercial Group's New York City operations. We consolidate our investments in these projects. Our partner is the President and Chief Executive Officer of Forest City Ratner Companies who is the cousin to five executive officers of our Company. At January 31, 2005 and January 31, 2004 amounts advanced for projects on behalf of this partner, collateralized by his partnership interests were $63,213 and $114,164, respectively, of the $248,897 and $313,160 presented above for "Advances to other affiliates." These advances entitle us to a preferred return on and of the outstanding balances, which are payable from cash flows of each respective property. Effective February 1, 2004, we modified certain provisions of our arrangement with our partner in the New York operations for certain existing and all prospective property partnerships. These modifications had, and are expected to have, an insignificant financial impact on the Company. As a result of these modifications, during the first quarter of 2004, we have reclassified in our Consolidated Balance Sheet a net amount of approximately $30,000 from investments and advances to affiliates to minority interest, which had no impact to our Consolidated Statements of Earnings or Cash Flows.

(2) We are a general partner in several syndicated residential partnerships that were accounted for on the equity method under both full consolidation and pro-rata consolidation at January 31, 2004. Effective February 1, 2004, these investments were fully consolidated either as the result of the acquisition of our partner's interest or our adoption of FIN No. 46(R). Summarized balance sheet information as of January 31, 2004 at our economic share is as follows:

Total Assets	$240,362
Total Liabilities	$199,572
Partner's Equity	$ 40,790

(3) The increase in restricted cash from January 31, 2004 to January 31, 2005 primarily relates to escrow deposits for construction loan proceeds for Ohana Military Communities, a 1,952-unit residential development property in Honolulu, Hawaii.

(4) The increase in other assets, other liabilities and members' and partners' equity from January 31, 2004 to January 31, 2005 primarily relates to the Nets acquisition.

(5) The following table shows the detail of gain (loss) on disposition of rental properties:

	Combined (100%) (GAAP) Year Ended January 31,		Pro-Rata Share (non-GAAP) Year Ended January 31,	
	2005	2004	2005	2004
	(in thousands)			
Chapel Hill Mall (Akron, Ohio)	$56,455	$ —	$27,943	$ —
Chapel Hill Suburban (Akron, Ohio)	1,831	—	915	—
Manhattan Town Center Mall (Manhattan, Kansas)	3,141	—	3,138	—
Waterford Village (Indianapolis, Indiana)	—	(3,573)	—	(3,573)
Our portion of gain (loss) on disposition of rental properties	$61,427	$(3,573)	$31,996	$(3,573)

Upon implementation of FIN No. 46(R) on February 1, 2004, the Company determined that it is the primary beneficiary of 25 previously unconsolidated VIEs that have been consolidated effective February 1, 2004.

Real Estate and Related Nonrecourse Mortgage Debt

	January 31, 2005			
	Total Cost	Less Accumulated Depreciation	Net Cost	Nonrecourse Mortgage Debt
	(in thousands)			
Full Consolidation:				
Completed rental properties				
Residential	$1,448,579	$163,164	$1,285,415	$1,082,053
Commercial				
Retail centers	2,081,113	240,326	1,840,787	1,649,594
Office and other buildings..............................	2,247,969	466,961	1,781,008	1,627,880
Corporate and other equipment	17,396	4,046	13,350	—
	5,795,057	874,497	4,920,560	4,359,527
Projects under development				
Residential	353,397	—	353,397	304,192
Commercial				
Retail centers	204,997	—	204,997	4,224
Office and other buildings..............................	76,047	—	76,047	22,711
	634,441	—	634,441	331,127
Land held for development or sale......................	94,907	—	94,907	96,537
Total real estate and mortgage debt	$6,524,405	$874,497	$5,649,908	$4,787,191
Less Minority Interest:				
Completed rental properties				
Residential	$ 117,452	$ 8,709	$ 108,743	$ 85,441
Commercial				
Retail centers	280,934	22,459	258,475	255,569
Office and other buildings..............................	455,351	110,568	344,783	278,116
	853,737	141,736	712,001	619,126
Projects under development				
Residential	6,510	—	6,510	18,569
Commercial				
Retail centers	480	—	480	—
Office and other buildings..............................	13,310	—	13,310	4,783
	20,300	—	20,300	23,352
Land held for development or sale......................	3,577	—	3,577	7,481
Total real estate and mortgage debt	$ 877,614	$141,736	$ 735,878	$ 649,959

Real Estate and Related Nonrecourse Mortgage Debt (continued)

	January 31, 2005			
	Total Cost	Less Accumulated Depreciation	Net Cost	Nonrecourse Mortgage Debt
	(in thousands)			
Plus Unconsolidated Investments at Pro-Rata:				
Completed rental properties				
Residential	$ 607,323	$157,642	$ 449,681	$ 499,591
Commercial				
Retail centers	166,438	45,214	121,224	177,855
Office and other buildings.............................	156,558	53,093	103,465	97,423
	930,319	255,949	674,370	774,869
Projects under development				
Residential	58,615	—	58,615	48,523
Commercial				
Retail centers	92,556	—	92,556	742
Office and other buildings.............................	103,953	—	103,953	15,952
	255,124	—	255,124	65,217
Land held for development or sale	93,755	—	93,755	52,881
Total real estate and mortgage debt	$1,279,198	$255,949	$1,023,249	$ 892,967
Pro-Rata Consolidation (Non-GAAP):				
Completed rental properties				
Residential	$1,938,450	$312,097	$1,626,353	$1,496,203
Commercial				
Retail centers	1,966,617	263,081	1,703,536	1,571,880
Office and other buildings.............................	1,949,176	409,486	1,539,690	1,447,187
Corporate and other equipment	17,396	4,046	13,350	—
	5,871,639	988,710	4,882,929	4,515,270
Projects under development				
Residential	405,502	—	405,502	334,146
Commercial				
Retail centers	297,073	—	297,073	4,966
Office and other buildings.............................	166,690	—	166,690	33,880
	869,265	—	869,265	372,992
Land held for development or sale	185,085	—	185,085	141,937
Total real estate and mortgage debt	$6,925,989	$988,710	$5,937,279	$5,030,199

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Forest City Rental Properties Corporation ("Rental Properties") is a wholly-owned subsidiary of Forest City Enterprises, Inc. engaged in the ownership, development, acquisition and management of real estate projects, including apartment complexes, regional malls and retail centers, hotels, office buildings and mixed-use facilities, as well as large land development projects. Consolidated Balance Sheet information and Consolidated Earnings information for Rental Properties and its subsidiaries follow.

Forest City Rental Properties Corporation and Subsidiaries
Consolidated Balance Sheet Information – January 31, 2005

	Full Consolidation (GAAP)	Less Minority Interest (unaudited)	Plus Unconsolidated Investments at Pro-Rata (unaudited)	Pro-Rata Consolidation (Non-GAAP) (unaudited)
		(in thousands)		
Assets				
Real Estate				
Completed rental properties	$5,777,660	$853,737	$ 930,319	$5,854,242
Projects under development	634,441	20,300	255,124	869,265
Land for development or sale	40,546	3,577	16,038	53,007
Total Real Estate	6,452,647	877,614	1,201,481	6,776,514
Less accumulated depreciation	(870,451)	(141,736)	(255,949)	(984,664)
Real Estate, net	5,582,196	735,878	945,532	5,791,850
Cash and equivalents	89,070	24,090	31,141	96,121
Restricted cash	347,158	28,478	57,174	375,854
Notes and accounts receivable, net	193,321	51,127	(1,724)	140,470
Investments in and advances to affiliates	381,689	—	(147,638)	234,051
Other assets	325,880	38,537	98,441	385,784
Total Assets	$6,919,314	$878,110	$ 982,926	$7,024,130
Liabilities and Shareholders' Equity				
Liabilities				
Mortgage debt, nonrecourse	$4,765,467	$649,959	$ 856,294	$4,971,802
Notes payable	83,662	16,529	50,586	117,719
Senior and subordinated debt	20,400	—	—	20,400
Accounts payable and accrued expenses	848,841	115,850	76,046	809,037
Deferred income taxes	379,305	—	—	379,305
Total Liabilities	6,097,675	782,338	982,926	6,298,263
Minority Interest	95,772	95,772	—	—
Total Shareholders' Equity	725,867	—	—	725,867
Total Liabilities and Shareholders' Equity	$6,919,314	$878,110	$ 982,926	$7,024,130

Forest City Rental Properties Corporation and Subsidiaries
Consolidated Balance Sheet Information – January 31, 2004

	Full Consolidation (GAAP)	Less Minority Interest (unaudited)	Plus Unconsolidated Investments at Pro-Rata (unaudited)	Pro-Rata Consolidation (Non-GAAP) (unaudited)
			(in thousands)	
Assets				
Real Estate				
Completed rental properties	$4,495,575	$706,046	$ 996,506	$4,786,035
Projects under development	506,582	69,906	104,800	541,476
Land held for development or sale	37,404	3,093	18,778	53,089
Total Real Estate	5,039,561	779,045	1,120,084	5,380,600
Less accumulated depreciation	(710,986)	(109,941)	(215,350)	(816,395)
Real Estate, net	4,328,575	669,104	904,734	4,564,205
Cash and equivalents	66,295	16,830	23,562	73,027
Restricted cash	257,685	38,678	22,517	241,524
Notes and accounts receivable, net	183,818	21,440	16,324	178,702
Investments in and advances to affiliates	381,526	—	(47,675)	333,851
Other assets	232,047	44,454	30,949	218,542
Total Assets	$5,449,946	$790,506	$ 950,411	$5,609,851
Liabilities and Shareholders' Equity				
Liabilities				
Mortgage debt, nonrecourse	$3,621,162	$618,798	$ 891,089	$3,893,453
Notes payable	74,856	16,529	6,313	64,640
Long-term credit facility	56,250	—	—	56,250
Senior and subordinated debt	20,400	—	—	20,400
Accounts payable and accrued expenses	655,528	106,705	53,009	601,832
Deferred income taxes	323,163	—	—	323,163
Total Liabilities	4,751,359	742,032	950,411	4,959,738
Minority Interest	48,474	48,474	—	—
Total Shareholders' Equity	650,113	—	—	650,113
Total Liabilities and Shareholders' Equity	$5,449,946	$790,506	$ 950,411	$5,609,851

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Forest City Rental Properties Corporation and Subsidiaries
Consolidated Earnings Information – Year Ended January 31, 2005

	Full Consolidation (GAAP)	Less Minority Interest (unaudited)	Plus Unconsolidated Investments at Pro-Rata (unaudited)	Plus Discontinued Operations (unaudited)	Pro-Rata Consolidation (Non-GAAP) (unaudited)
			(in thousands)		
Revenues from real estate operations	$1,018,455	$143,894	$233,691	$17,226	$1,125,478
Expenses					
Operating expenses	554,907	80,252	135,229	8,062	617,946
Interest expense, including early extinguishment of debt	249,974	28,579	50,200	7,584	279,179
Depreciation and amortization	174,273	14,116	32,007	2,686	194,850
	979,154	122,947	217,436	18,332	1,091,975
Interest income	43,508	4,146	444	228	40,034
Equity in earnings of unconsolidated entities (Note 1)	45,136	—	(48,695)	—	(3,559)
Gain on disposition of rental properties	—	—	31,996	67,645	99,641
Earnings before income taxes	127,945	25,093	—	66,767	169,619
Income tax expense (benefit)					
Current	(3,489)	—	—	5,469	1,980
Deferred	48,945	—	—	20,933	69,878
	45,456	—	—	26,402	71,858
Earnings before minority interest, discontinued operations and cumulative effect of change in accounting principle	82,489	25,093	—	40,365	97,761
Minority interest	(25,093)	(25,093)	—	—	—
Earnings from continuing operations (Note 1)	57,396	—	—	40,365	97,761
Discontinued operations, net of tax and minority interest					
Operating loss from rental properties	(528)	—	—	528	—
Gain on disposition of rental properties	40,893	—	—	(40,893)	—
	40,365	—	—	(40,365)	—
Cumulative effect of change in accounting principle, net of tax	(11,261)	—	—	—	(11,261)
Net earnings	$ 86,500	$ —	$ —	$ —	$ 86,500

Note 1: Properties accounted for on the equity method do not meet the definition of a component of an entity under SFAS No. 144, and therefore are reported in continuing operations when sold. For the year ended January 31, 2005, three equity method investments were sold including *Chapel Hill Mall, Chapel Hill Suburban,* and *Manhattan Town Center Mall.* A pre-tax gain of $31,996 ($19,341 net of tax) has been reported in equity in earnings of unconsolidated entities in the Consolidated Statement of Earnings and, therefore is included in Earnings from Continuing Operations.

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Forest City Rental Properties Corporation and Subsidiaries
Consolidated Earnings Information – Year Ended January 31, 2004

	Full Consolidation (GAAP)	Less Minority Interest (unaudited)	Plus Unconsolidated Investments at Pro-Rata (unaudited)	Plus Discontinued Operations (unaudited)	Pro-Rata Consolidation (Non-GAAP) (unaudited)
			(in thousands)		
Revenues from real estate operations	$811,823	$147,393	$242,872	$30,589	$937,891
Expenses					
Operating expenses	467,399	86,932	132,542	14,521	527,530
Interest expense, including early extinguishment of debt	182,288	32,328	57,710	9,087	216,757
Provision for decline in real estate	2,134	153	—	773	2,754
Depreciation and amortization	119,415	18,950	33,597	4,678	138,740
	771,236	138,363	223,849	29,059	885,781
Interest income	21,684	226	(20)	97	21,535
Equity in earnings of unconsolidated entities (Note 1)	27,573	—	(15,430)	—	12,143
Gain (loss) on disposition of rental properties and other investments	463	—	(3,573)	6,446	3,336
Earnings before income taxes	90,307	9,256	—	8,073	89,124
Income tax expense (benefit)					
Current	(514)	—	—	2,433	1,919
Deferred	32,042	—	—	506	32,548
	31,528	—	—	2,939	34,467
Earnings before minority interest and discontinued operations	58,779	9,256	—	5,134	54,657
Minority interest	(9,256)	(9,256)	—	—	—
Earnings from continuing operations (Note 1)	49,523	—	—	5,134	54,657
Discontinued operations, net of tax and minority interest					
Operating earnings from rental properties	1,237	—	—	(1,237)	—
Gain on disposition of rental properties	3,897	—	—	(3,897)	—
	5,134	—	—	(5,134)	—
Net earnings	$ 54,657	$ —	$ —	$ —	$ 54,657

Note 1: Properties accounted for on the equity method do not meet the definition of a component of an entity under SFAS No. 144, and therefore are reported in continuing operations when sold. For the year ended January 31, 2004, one property accounted for on the equity method was sold, *Waterford Village*. A pre-tax loss of $3,573 ($2,160 net of tax) has been reported in equity in earnings of unconsolidated entities in the Consolidated Statement of Earnings and, therefore, is included in Earnings from Continuing Operations.

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

The following is a summary of the real estate activity of the Company's Real Estate Groups as presented on pro-rata consolidation including a reconciliation from full consolidation to pro-rata consolidation.

Forest City Rental Properties Corporation – Real Estate Activity[1]

	January 31,				
	Pro-Rata Consolidation (Non-GAAP)				
	2005	2004	2003	2002	2001
			(in thousands)		
Forest City Rental Properties Corporation – Real Estate Activity[1]					
Real estate – end of year					
Completed rental properties	**$5,854,242**	$4,786,035	$4,082,080	$3,614,420	$3,215,411
Projects under development	**869,265**	541,476	575,558	483,730	457,607
Land held for development or sale	**53,007**	53,089	51,751	59,375	42,751
Real estate, at cost	**6,776,514**	5,380,600	4,709,389	4,157,525	3,715,769
Less accumulated depreciation	**(984,664)**	(816,395)	(697,055)	(613,902)	(569,604)
Total real estate	**$5,791,850**	$4,564,205	$4,012,334	$3,543,623	$3,146,165
Real estate activity during the year					
Completed rental properties					
Capital expenditures	**$ 127,486**	$ 38,890	$ 43,266	$ 67,422	$ 44,552
Transferred from projects under development	**612,111**	377,578	305,982	363,180	281,617
Acquisitions	**115,185**	374,305	172,860	78,499	181,394
Other additions[7]	**414,729**	—	—	—	—
Total additions	**1,269,511**	790,773	522,108	509,101	507,563
Dispositions	**(201,304)**[2]	(86,818)[3]	(54,448)[4]	(110,092)[5]	(159,065)[6]
Completed rental properties, net additions	**1,068,207**	703,955	467,660	399,009	348,498
Projects under development					
New development	**885,320**	343,496	397,810	389,303	260,458
Transferred to completed rental properties	**(612,111)**	(377,578)	(305,982)	(363,180)	(281,617)
Other additions	**54,580**	—	—	—	—
Projects under development, net additions	**327,789**	(34,082)	91,828	26,123	(21,159)
Land held for development or sale, net change . .	**(82)**	1,338	(7,624)	16,624	42,751
Increase in real estate, at cost	**$1,395,914**	$ 671,211	$ 551,864	$ 441,756	$ 370,090

Forest City Rental Properties Corporation – Real Estate Activity[1] – (Continued)

Years Ended January 31,	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
2005		*(in thousands)*		
Real estate – end of year				
Completed rental properties	$5,777,660	$853,737	$ 930,319	$ 5,854,242
Projects under development	634,441	20,300	255,124	869,265
Land held for development or sale	40,546	3,577	16,038	53,007
Real estate, at cost	6,452,647	877,614	1,201,481	6,776,514
Less accumulated depreciation	(870,451)	(141,736)	(255,949)	(984,664)
Total real estate	$5,582,196	$735,878	$ 945,532	$ 5,791,850
Real estate activity during the year				
Completed rental properties				
Capital expenditures................................	$ 93,664	$ 11,524	$ 45,346	$ 127,486
Transferred from projects under development	643,324	39,168	7,955	612,111
Acquisitions	108,076	(6,201)	908	115,185
Other additions[7]	624,672	121,921	(88,022)	414,729
Total additions	1,469,736	166,412	(33,813)	1,269,511
Dispositions	(187,651)	(18,721)	(32,374)	(201,304)[2]
Completed rental properties, net additions	1,282,085	147,691	(66,187)	1,068,207
Projects under development				
New development	771,183	44,142	158,279	885,320
Transferred to completed rental properties	(643,324)	(39,168)	(7,955)	(612,111)
Other additions	—	(54,580)	—	54,580
Projects under development, net additions	127,859	(49,606)	150,324	327,789
Land held for development or sale, net change.........	3,142	484	(2,740)	(82)
Increase in real estate, at cost	$1,413,086	$ 98,569	$ 81,397	$ 1,395,914
2004				
Real estate – end of year				
Completed rental properties	$ 4,495,575	$706,046	$ 996,506	$ 4,786,035
Projects under development	506,582	69,906	104,800	541,476
Land held for development or sale	37,404	3,093	18,778	53,089
Real estate, at cost	5,039,561	779,045	1,120,084	5,380,600
Less accumulated depreciation	(710,986)	(109,941)	(215,350)	(816,395)
Total real estate	$ 4,328,575	$669,104	$ 904,734	$ 4,564,205
Real estate activity during the year				
Completed rental properties				
Capital expenditures................................	$ 36,159	$ 4,806	$ 7,537	$ 38,890
Transferred from projects under development	304,321	53,599	126,856	377,578
Acquisitions	382,472	24,021	15,854	374,305
Total additions	722,952	82,426	150,247	790,773
Dispositions	(68,179)	(10,384)	(29,023)	(86,818)[3]
Completed rental properties, net additions	654,773	72,042	121,224	703,955
Projects under development				
New development	274,469	48,953	117,980	343,496
Transferred to completed rental properties	(304,321)	(53,599)	(126,856)	(377,578)
Projects under development, net transfers	(29,852)	(4,646)	(8,876)	(34,082)
Land held for development or sale, net change.........	1,362	213	189	1,338
Increase in real estate, at cost	$ 626,283	$ 67,609	$ 112,537	$ 671,211

Forest City Rental Properties Corporation – Real Estate Activity[1] – (Continued)

Years Ended January 31,	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
		(in thousands)		
2003				
Real estate – end of year				
Completed rental properties	$ 3,840,802	$ 634,004	$ 875,282	$ 4,082,080
Projects under development	536,434	74,552	113,676	575,558
Land held for development or sale	36,042	2,880	18,589	51,751
Real estate, at cost	4,413,278	711,436	1,007,547	4,709,389
Less accumulated depreciation	(597,787)	(96,033)	(195,301)	(697,055)
Total real estate	$ 3,815,491	$ 615,403	$ 812,246	$ 4,012,334
Real estate activity during the year				
Completed rental properties				
Capital expenditures	$ 37,909	$ 14,539	$ 19,896	$ 43,266
Transferred from projects under development	265,720	26,514	66,776	305,982
Acquisitions	158,872	24	14,012	172,860
Total additions	462,501	41,077	100,684	522,108
Dispositions	(53,268)	(61)	(1,241)	(54,448)[4]
Completed rental properties, net additions	409,233	41,016	99,443	467,660
Projects under development				
New development	383,459	61,947	76,298	397,810
Transferred to completed rental properties	(265,720)	(26,514)	(66,776)	(305,982)
Projects under development, net additions	117,739	35,433	9,522	91,828
Land held for development or sale, net change	(6,467)	(495)	(1,652)	(7,624)
Increase in real estate, at cost	$ 520,505	$ 75,954	$ 107,313	$ 551,864
2002				
Real estate – end of year				
Completed rental properties	$ 3,431,569	$ 592,988	$ 775,839	$ 3,614,420
Projects under development	418,695	39,119	104,154	483,730
Land held for development or sale	42,509	3,375	20,241	59,375
Real estate, at cost	3,892,773	635,482	900,234	4,157,525
Less accumulated depreciation	(519,584)	(80,877)	(175,195)	(613,902)
Total real estate	$ 3,373,189	$ 554,605	$ 725,039	$ 3,543,623
Real estate activity during the year				
Completed rental properties				
Capital expenditures	$ 74,881	$ 11,232	$ 3,773	$ 67,422
Transferred from projects under development	263,428	28,972	128,724	363,180
Acquisitions	83,830	5,331	—	78,499
Total additions	422,139	45,535	132,497	509,101
Dispositions	(100,622)	(27,122)	(36,592)	(110,092)[5]
Completed rental properties, net additions	321,517	18,413	95,905	399,009
Projects under development				
New development	274,978	14,768	129,093	389,303
Transferred to completed rental properties	(263,428)	(28,972)	(128,724)	(363,180)
Projects under development, net additions (transfers)	11,550	(14,204)	369	26,123
Land held for development or sale, net change	16,846	1,751	1,529	16,624
Increase in real estate, at cost	$ 349,913	$ 5,960	$ 97,803	$ 441,756

Forest City Rental Properties Corporation – Real Estate Activity[1] – (Continued)

Years Ended January 31,	Full Consolidation	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)	
2001				
Real estate – end of year				
Completed rental properties	$ 3,110,052	$ 574,575	$ 679,934	$ 3,215,411
Projects under development..........................	407,145	53,323	103,785	457,607
Land held for development or sale	25,663	1,624	18,712	42,751
Real estate, at cost	3,542,860	629,522	802,431	3,715,769
Less accumulated depreciation	(480,353)	(76,301)	(165,552)	(569,604)
Total real estate	$ 3,062,507	$ 553,221	$ 636,879	$ 3,146,165
Real estate activity during the year				
Completed rental properties				
Capital expenditures.............................	$ 44,259	$ 3,128	$ 3,421	$ 44,552
Transferred from projects under development	383,141	143,169	41,645	281,617
Acquisitions	187,069	5,675	—	181,394
Total additions	614,469	151,972	45,066	507,563
Dispositions	(165,375)	(7,774)	(1,464)	(159,065)[6]
Completed rental properties, net additions	449,094	144,198	43,602	348,498
Projects under development				
New development	290,887	70,219	39,790	260,458
Transferred to completed rental properties	(383,141)	(143,169)	(41,645)	(281,617)
Projects under development, net transfers	(92,254)	(72,950)	(1,855)	(21,159)
Land held for development or sale, net additions	25,663	1,624	18,712	42,751
Increase in real estate, at cost	$ 382,503	$ 72,872	$ 60,459	$ 370,090

(1) The table includes only the real estate activity for the Company's Real Estate Groups owned by Forest City Rental Properties Corporation, a wholly-owned subsidiary engaged in the ownership, development, acquisition and management of real estate projects, including apartment complexes, regional malls and retail centers, hotels, office buildings and mixed-use facilities, as well as large development projects.

(2) Primarily reflects the dispositions of *Woodlake, Regency Towers, Bridgewater, Arboretum Place, Trellis at Lee's Mill, Silver Hill, Colony Woods, Manhattan Town Center, Chapel Hill Mall, Chapel Hill Suburban, Pavilion, Flatbush Avenue,* and *Hunting Park. Woodlake* is a 534-unit apartment community in Silver Spring, Maryland. *Regency Towers* is a 372-unit apartment community in Jackson, New Jersey. *Arboretum Place, Silver Hill,* and *Trellis at Lee's Mill* are apartment communities in Newport News, Virginia with 184, 153 and 176 units, respectively. *Bridgewater* is a 216-unit apartment community in Hampton, Virginia. *Colony Woods* is a 396-unit apartment community in Bellevue, Washington. *Chapel Hill Mall* and *Chapel Hill Suburban* have 860,000 and 117,000 square feet, respectively in Akron, Ohio. *Pavilion* has 250,000 square feet in San Jose, California. *Flatbush Avenue* has 142,000 square feet in Staten Island, New York. *Hunting Park* has 125,000 square feet in Philadelphia, Pennsylvania. *Manhattan Towne Center* has 392,000 square feet in Manhattan, Kansas.

(3) Primarily reflects the dispositions of *Waterford Village, Laurels* and *Vineyards. Waterford Village* is a 576-unit apartment community in Indianapolis, Indiana. *Laurels* is a 520-unit apartment community in Justice, Illinois and *Vineyards* is a 386-unit apartment community in Broadview Heights, Ohio.

(4) Primarily reflects the dispositions of *Courtland Center* and *Bay Street. Courtland Center* has 458,000 square feet in Flint, Michigan. *Bay Street* has 16,000 square feet in Staten Island, New York.

(5) Primarily reflects the dispositions of *Tucson Mall, Bowling Green Mall, Newport Plaza, Baymont Inn, Chapel Hills Towers, Palm Villas, Peppertree, Oaks,* and *Whitehall Terrace. Tucson Mall* has 1,304,000 square feet in Tucson, Arizona. *Bowling Green Mall* has 242,000 square feet in Bowling Green, Kentucky. *Newport Plaza* has 157,000 square feet in Newport, Kentucky. *Baymont Inn* has 101 rooms in Mayfield Hts., Ohio. *Palm Villas* is a 350-unit apartment community in Henderson, Nevada. *Peppertree* and *Oaks* are apartment communities in Texas with 208 and 248 units, respectively. *Chapel Hill Towers* and *Whitehall Terrace* are apartment communities in Ohio with 402 and 188 units, respectively.

(6) Primarily reflects the dispositions of *Tucson Place, Canton Centre Mall, Gallery at Metrotech, Studio Colony* and *Highland. Tucson Place* has 276,000 square feet in Tucson, Arizona. *Canton Centre Mall* has 680,000 square feet in Canton, Ohio and *Gallery at Metrotech* has 163,000 square feet in Brooklyn, New York. *Studio Colony* and *Highland* are apartment communities in California with 369 and 556 units, respectively.

(7) Primarily relates to the implementation of FIN No. 46 (R) "Consolidation of Variable Interest Entities."

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Results of Operations

Net Earnings – Net earnings for the Company for the year ended January 31, 2005 were $85,206,000 versus $42,669,000 and $48,831,000 for the years ended January 31, 2004 and 2003, respectively. The increase in the current year is primarily attributable to gains on dispositions. We recorded a gain on the sale of Lumber Group of $20,920,000 ($11,501,000 net of tax) (net of a loss on the sale of *Babin* of $1,093,000). A gain of $31,996,000 ($19,341,000 net of tax) was also recorded related to the sale of three equity method properties, *Chapel Hill Mall* and *Chapel Hill Suburban* located in Akron, Ohio and *Manhattan Town Center* located in Manhattan, Kansas. The decrease in net earnings in the year ended January 31, 2004 compared to the year ended January 31, 2003 is primarily the result of a loss on extinguishment of $11,500,000 ($6,942,000 net of tax) related to early redemption of the Company's $200,000,000, 8.5% senior notes with the proceeds from the public offering of the Company's $300,000,000, 7.625% senior notes in May 2003.

Net Operating Income (NOI) from Real Estate Groups – NOI, a non-GAAP measure, is defined as revenues (excluding straight-line rent adjustments) less operating expenses (including depreciation and amortization for non-real estate groups) plus interest income plus equity in earnings of unconsolidated entities (excluding gain on disposition of equity method operating properties) plus equity method depreciation and amortization. We believe NOI provides us, as well as our investors, additional information about our core business operations and, along with earnings, is necessary to understand our business and operating results. Under the full consolidation method (GAAP), NOI from the combination of the Commercial Group and the Residential Group ("Real Estate Groups") for the year ended January 31, 2005 was $483,150,000 compared to $402,401,000 for the year ended January 31, 2004, a 20.1% increase. This increase over the comparable period in the prior year is primarily attributable to NOI generated from new properties, which include nine residential communities, three office buildings and one retail center opened during the year ended January 31, 2004, as well as the three residential communities, three office buildings and four retail centers opened during the year ended January 31, 2005. A reconciliation of NOI to the most comparable GAAP measure, net earnings, is presented on page 8. A reconciliation of NOI to net earnings for each strategic business unit can be found on pages 37-43.

Management also analyzes property NOI using the pro-rata consolidation method because it provides operating data at our ownership share, and we publicly disclose and discuss our performance using this method of consolidation to complement our GAAP disclosures. Under the pro-rata consolidation method, NOI from the Real Estate Groups for the year ended January 31, 2005 was $479,918,000 compared to $416,974,000 for the year ended January 31, 2004, a 15.1% increase. Comparable NOI for the year increased 2.1% compared to a decrease of 1.2% for the prior year. Comparable NOI for our retail portfolio is up 1.3% from the prior year. Our office portfolio has generated a year-to-date increase of 2.4%. Including the expected NOI for the twelve months following stabilization for the properties that were opened, expanded or acquired in 2004, net of property disposals, NOI for Real Estate Groups would be approximately $520,000,000 for 2004.

EBDT – We use an additional measure, along with net earnings, to report our operating results. This non-GAAP measure, referred to as Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDT"), is not a measure of operating results or cash flows from operations as defined by GAAP and may not be directly comparable to similarly-titled measures reported by other companies.

We believe that EBDT provides additional information about our core operations and, along with net earnings, is necessary to understand our operating results. EBDT is used by the chief operating decision maker and management in assessing operating performance and to consider capital requirements and allocation of resources by segment and on a consolidated basis. We believe EBDT is important to investors because it provides another method for the investor to measure our long-term operating performance as net earnings can vary from year to year due to property dispositions, acquisitions and other factors that have a short-term impact.

EBDT is defined as net earnings excluding the following items: i) gain (loss) on disposition of rental properties, divisions and other investments (net of tax); ii) the adjustment to recognize rental revenues and rental expense using the straight-line method; iii) non-cash charges from real estate operations of Forest City Rental Properties Corporation, a wholly-owned subsidiary of Forest City Enterprises, Inc., for depreciation, amortization (including amortization of mortgage procurement costs) and deferred income taxes; iv) provision for decline in real estate (net of tax); v) extraordinary items (net of tax); and vi) cumulative effect of change in accounting principle (net of tax). Unlike the real estate segments, EBDT for the Nets segment equals net earnings of the equity method investment.

EBDT is reconciled to net earnings, the most comparable financial measure calculated in accordance with GAAP below. The adjustment to recognize rental revenues and rental expenses on the straight-line method is excluded because it is management's opinion that rental revenues and expenses should be recognized when due from the tenants or due to the landlord. We exclude depreciation and amortization expense related to real estate operations from EBDT because we believe the values of our properties, in general, have appreciated over time in excess of their original cost. Deferred taxes from real estate operations, which are the result of timing differences of certain net expense items deducted in a future year for federal income tax purposes, are excluded until the year in which they are reflected in our current tax provision. The provision for decline in real estate is excluded from EBDT because it varies from year to year based on factors unrelated to our overall financial performance and is related to the ultimate gain on dispositions of operating properties. Our EBDT may not be directly comparable to similarly-titled measures reported by other companies.

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Our EBDT for the year ended January 31, 2005 grew by 15.4% to $245,032,000 from $212,392,000 for the year ended January 31, 2004. The positive fluctuation is primarily attributable to the 13 project openings and acquisitions that occurred in 2003 and the addition of three residential communities, three office buildings and four retail centers added to our portfolio in 2004. In addition, we received and reported revenue related to our retained interest in a trust holding $145,000,000 of bonds. As a result, EBDT increased by approximately $13,745,000. Of this amount, $12,445,000 was earned by the retained interest in previous fiscal years and deferred until 2004 under the cost recovery method of revenue recognition. The remaining $1,300,000 represents EBDT earned and recognized on the retained interest during the year ended January 31, 2005.

Summary of EBDT — The information in the tables on pages 37-43 present amounts for both full consolidation and pro-rata consolidation, providing a reconciliation of the difference between the two methods, as well as a reconciliation from NOI to EBDT to net earnings. Under the pro-rata consolidation method, we present our partnership investments proportionate to our pro-rata share for each line item of our consolidated financial statements. Under full consolidation, partnership assets and liabilities are reported as consolidated at 100% if deemed under our control or if we are deemed to be the primary beneficiary for investments in the VIEs, or on the equity method of accounting if we do not have control or are not the primary beneficiary for investments in VIEs.

Reconciliation of Net Earnings to Earnings Before Depreciation, Amortization and Deferred Taxes[2] (EBDT)

	Years Ended January 31,	
	2005	2004
	(in thousands)	
Net earnings	**$ 85,206**	$ 42,669
Depreciation and amortization — Real Estate Groups[5]	**191,072**	138,739
Depreciation and amortization — equity method investments[3]	**237**	1,779
Deferred income tax expense — Real Estate Groups[6]	**65,790**	32,548
Deferred income tax expense (benefit) — Non Real-Estate Groups:[6]		
(Gain) loss on disposition of other investments	**(151)**	(259)
Gain on disposition of Lumber Group	**4,568**	—
Provision for decline in real estate recorded on equity method	**—**	(1,828)
Current income tax expense (benefit) on non-operating earnings:[6]		
Gain on disposition of other investments	**324**	9
Gain on disposition included in discontinued operations	**11,215**	2,549
(Gain) loss on disposition recorded on equity method	**(209)**	(819)
Provision for decline in real estate	**—**	(608)
Straight-line rent adjustment[4]	**(3,282)**	(7,060)
Provision for decline in real estate, net of minority interest	**—**	1,981
Provision for decline in real estate recorded on equity method	**—**	4,621
(Gain) loss on disposition recorded on equity method	**(31,996)**	3,573
(Gain) loss on disposition of other investments	**(438)**	171
Discontinued operations:[1]		
Gain on disposition of rental properties	**(71,325)**	(6,769)
Gain on disposition of Lumber Group	**(20,920)**	—
Provision for decline, net of minority interest	**—**	773
Minority interest — gain on sale	**3,680**	323
Cumulative effect of change in accounting principle, net of tax	**11,261**	—
Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT)[2]	**$245,032**	$212,392

(1) Pursuant to the definition of a component of an entity of SFAS No. 144, assuming no significant continuing involvement, all earnings of properties and a division which have been sold or held for sale are reported as discontinued operations.

(2) The Company uses an additional measure, along with net earnings, to report its operating results. This measure, referred to as EBDT, is not a measure of operating results as defined by generally accepted accounting principles and may not be directly comparable to similarly-titled measures reported by other companies. The Company believes that EBDT provides additional information about its operations, and along with net earnings, is necessary to understand its operating results. EBDT is defined as net earnings excluding the following items: i) gain (loss) on disposition of operating properties, divisions and other investments (net of tax); ii) the adjustment to recognize rental revenues and rental expense using the straight-line method; iii) noncash charges from Forest City Rental Properties Corporation, a wholly-owned subsidiary of Forest City Enterprises, Inc., for depreciation, amortization (including amortization of mortgage procurement costs) and deferred income taxes; iv) provision for decline in real estate (net of tax); v) extraordinary items (net of tax); and vi) cumulative effect of change in accounting principle (net of tax).

(3) Amount represents depreciation expense for certain properties accounted for on the equity method of accounting under both full consolidation and pro-rata consolidation (a non-GAAP financial measure). See our discussion of pro-rata consolidation in the preceding narrative. See Investments in and Advances to Affiliates on pages 21-22 for discussion of these properties.

(4) The Company recognizes minimum rents on a straight-line basis over the term of the related lease pursuant to the provision of SFAS No. 13, "Accounting for Leases." The straight-line rent adjustment is recorded as an increase or decrease to revenue from Forest City Rental Properties Corporation, a wholly-owned subsidiary of Forest City Enterprises, Inc., with the applicable offset to either accounts receivable or accounts payable, as appropriate.

(5) The following table provides detail of Depreciation and Amortization. The Company's Real Estate Groups are owned by Forest City Rental Properties Corporation, a wholly-owned subsidiary engaged in the ownership, development, acquisition and management of real estate projects, including apartment complexes, regional malls and retail centers, hotels, office buildings and mixed-use facilities, as well as large land development projects.

	Year Ended January 31,	
	2005	2004
Full Consolidation	**$176,416**	$121,428
Non-Real Estate Groups	**(2,142)**	(2,012)
Real Estate Groups Full Consolidation	**174,274**	119,416
Real Estate Groups related to minority interest	**(14,115)**	(18,951)
Real Estate Groups Equity Method	**28,227**	33,596
Real Estate Groups Discontinued Operations	**2,686**	4,678
Real Estate Groups Pro-Rata Consolidation	**$191,072**	$138,739

Reconciliation of Net Earnings to Earnings Before Depreciation, Amortization and Deferred Taxes[2] (EBDT) (continued)

(6) The following table provides detail of Income Tax Expense (Benefit):

		Year Ended January 31,	
		2005	2004
		(in thousands)	
(A)	Operating earnings		
	Current	**$(15,286)**	$ (4,828)
	Deferred	**39,784**	32,876
		24,498	28,048
(B)	Provision for decline in real estate		
	Current	**–**	(608)
	Deferred	**–**	(175)
	Subtotal	**–**	(783)
	Deferred-Equity method investment Non-Real Estate Groups	**–**	(1,828)
		–	(2,611)
(C)	(Gain) loss on disposition of other investments		
	Current	**324**	9
	Deferred – Non-Real Estate Groups	**(151)**	(259)
	Deferred – Real Estate Groups	**–**	183
		173	(67)
(D)	(Gain) loss on disposition recorded on equity method		
	Current	**(209)**	(819)
	Deferred	**12,864**	(594)
		12,655	(1,413)
	Subtotal (A)(B)(C)(D)		
	Current	**(15,171)**	(6,246)
	Deferred	**52,497**	30,203
	Income tax expense	**37,326**	23,957
(E)	Discontinued operations – Rental Properties		
	Operating earnings		
	Current	**(895)**	(116)
	Deferred	**545**	812
		(350)	696
	Deferred tax on provision for decline in real estate	**–**	(306)
	Gain on disposition of rental properties		
	Current	**6,364**	2,549
	Deferred	**20,388**	–
		26,752	2,549
		26,402	2,939
	Subtotal (A)(B)(C)(D)(E)		
	Current	**(9,702)**	(3,813)
	Deferred	**73,430**	30,709
		63,728	26,896
(F)	Discontinued operations – Lumber Group		
	Operating earnings		
	Current	**4,852**	3,798
	Deferred	**(7)**	418
		4,845	4,216
	Gain on disposition of Lumber Group		
	Current	**4,851**	–
	Deferred	**4,568**	–
		9,419	–
		14,264	4,216
	Subtotal (E)(F)	**40,666**	7,155
	Grand Total (A)(B)(C)(D)(E)(F)		
	Current	**1**	(15)
	Deferred	**77,991**	31,127
		$ 77,992	$31,112
	Recap of Grand Total:		
	Real Estate Groups		
	Current	**10,847**	1,919
	Deferred	**65,790**	32,548
		76,637	34,467
	Non-Real Estate Groups		
	Current	**(10,846)**	(1,934)
	Deferred	**12,201**	(1,421)
		1,355	(3,355)
	Grand Total	**$ 77,992**	$31,112

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) – Year Ended January 31, 2005 (in thousands)

	Commercial Group 2004					Residential Group 2004				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$744,764	$122,361	$99,813	$6,167	$728,383	$204,426	$15,115	$117,775	$11,059	$318,145
Exclude straight-line rent adjustment	(12,840)	—	—	(849)	(13,689)	92	—	—	—	92
Adjusted revenues	731,924	122,361	99,813	5,318	714,694	204,518	15,115	117,775	11,059	318,237
Operating expenses, including depreciation and amortization for non-Real Estate Groups	388,800	66,269	57,961	2,088	382,580	130,687	10,623	65,396	5,974	191,434
Exclude straight-line rent adjustment	(10,301)	—	—	(14)	(10,315)	—	—	—	—	—
Adjusted operating expenses	378,499	66,269	57,961	2,074	372,265	130,687	10,623	65,396	5,974	191,434
Add interest income	7,175	836	(610)	135	5,864	3,447	24	976	93	4,492
Add equity in earnings of unconsolidated entities	41,005	—	(40,998)	—	7	7,802	—	(7,716)	—	86
Remove gain on disposition recorded on equity method	(31,996)	—	31,996	—	—	—	—	—	—	—
Add back equity method depreciation and amortization expense	11,506	—	(11,506)	—	—	16,958	—	(16,721)	—	237
Net operating income	381,115	56,928	20,734	3,379	348,300	102,038	4,516	28,918	5,178	131,618
Interest expense, including early extinguishment of debt	168,522	24,609	20,734	1,553	166,200	43,904	3,710	28,918	6,031	75,143
Income tax expense (benefit)	(326)	—	—	(57)	(383)	(10,778)	—	—	(838)	(11,616)
Minority interest in earnings before depreciation and amortization	32,319	32,319	—	—	—	806	806	—	—	—
Add: EBDT from discontinued operations	1,883	—	—	(1,883)	—	(15)	—	—	15	—
Earnings before depreciation, amortization and deferred taxes (EBDT)	$182,483	$—	$—	$—	$182,483	$68,091	$—	$—	$—	$68,091
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$182,483				$182,483	$68,091				$68,091
Depreciation and amortization – Real Estate Groups	(131,365)			(952)	(132,317)	(57,217)			(1,734)	(58,951)
Deferred taxes – Real Estate Groups	(24,400)			(730)	(25,130)	(9,816)			185	(9,631)
Straight-line rent adjustment	2,539			835	3,374	(92)			—	(92)
Gain on disposition of rental properties and other investments, net of tax	—			4,574	4,574	—			36,319	36,319
Gain on disposition recorded on equity method, net of tax	19,341			—	19,341	—			—	—
Cumulative effect of change in accounting principle, net of tax	(477)			—	(477)	(10,784)			—	(10,784)
Discontinued operations, net of tax and minority interest:										
Depreciation and amortization – Real Estate Groups	(952)			952	—	(1,734)			1,734	—
Deferred taxes – Real Estate Groups	(730)			730	—	185			(185)	—
Straight-line rent adjustment	835			(835)	—	—			—	—
Gain on disposition of Lumber Group	—			—	—	—			—	—
Gain on disposition of rental properties	4,574			(4,574)	—	36,319			(36,319)	—
Net earnings	$51,848	$—	$—	$—	$51,848	$24,952	$—	$—	$—	$24,952

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) – Year Ended January 31, 2005 (in thousands) continued

	Land Development Group 2004					Lumber Group 2004				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 92,657	$ 6,418	$ 37,933	$ —	$124,172	$ —	$ —	$ —	$ —	$ —
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted revenues	92,657	6,418	37,933	—	124,172	—	—	—	—	—
Operating expenses, including depreciation and amortization for non-Real Estate Groups	55,445	3,360	25,855	—	77,940	—	—	—	—	—
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	55,445	3,360	25,855	—	77,940	—	—	—	—	—
Add interest income	33,316	3,286	100	—	30,130	—	—	—	—	—
Add equity in earnings of unconsolidated entities	16,454	—	(11,630)	—	4,824	—	—	—	—	—
Remove gain on disposition recorded on equity method	—	—	—	—	—	—	—	—	—	—
Add back equity method depreciation and amortization expense	—	—	—	—	—	—	—	—	—	—
Net operating income	86,982	6,344	548	—	81,186	—	—	—	—	—
Interest expense, including early extinguishment of debt	6,002	260	548	—	6,290	—	—	—	—	—
Income tax expense (benefit)	32,149	—	—	—	32,149	—	—	—	—	—
Minority interest in earnings before depreciation and amortization	6,084	6,084	—	—	—	—	—	—	—	—
Add: EBDT from discontinued operations	—	—	—	—	—	4,545	—	—	—	4,545
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 42,747	$ —	$ —	$ —	$ 42,747	$ 4,545	$ —	$ —	$ —	$ 4,545
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 42,747	$ —	$ —	$ —	$ 42,747	$ 4,545	$ —	$ —	$ —	$ 4,545
Depreciation and amortization – Real Estate Groups	(41)	—	—	—	(41)	—	—	—	—	—
Deferred taxes – Real Estate Groups	(2,532)	—	—	—	(2,532)	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Gain on disposition of rental properties and other investments, net of tax	—	—	—	—	—	—	—	—	—	—
Gain on disposition recorded on equity method, net of tax	—	—	—	—	—	—	—	—	—	—
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	—	—	—	—	—	—
Discontinued operations, net of tax and minority interest:										
Depreciation and amortization – Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Deferred taxes – Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Gain on disposition of Lumber Group	—	—	—	—	—	11,501	—	—	—	11,501
Gain on disposition of rental properties	—	—	—	—	—	—	—	—	—	—
Net earnings	$ 40,174	$ —	$ —	$ —	$ 40,174	$ 16,046	$ —	$ —	$ —	$ 16,046

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) – Year Ended January 31, 2005 (in thousands) continued

	The Nets 2004					Corporate Activities 2004				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ —	$ —	$ 5,323	$ —	$ 5,323	$ 4	$ —	$ —	$ —	$ 4
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted revenues	—	—	5,323	—	5,323	4	—	—	—	4
Operating expenses, including depreciation and amortization for non-Real Estate Groups	—	—	10,863	—	10,863	35,775	—	—	—	35,775
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	—	—	10,863	—	10,863	35,775	—	—	—	35,775
Add interest income	—	—	84	—	84	248	—	—	—	248
Add equity in earnings of unconsolidated entities	(10,889)	—	5,974	—	(4,915)	20	—	—	—	20
Remove gain on disposition recorded on equity method	—	—	—	—	—	—	—	—	—	—
Add back equity method depreciation and amortization expense	—	—	—	—	—	—	—	—	—	—
Net operating income	(10,889)	—	518	—	(10,371)	(35,503)	—	—	—	(35,503)
Interest expense, including early extinguishment of debt	—	—	518	—	518	34,982	—	—	—	34,982
Income tax expense (benefit)	(4,781)	—	—	—	(4,781)	(23,759)	—	—	—	(23,759)
Minority interest in earnings before depreciation and amortization	—	—	—	—	—	—	—	—	—	—
Add: EBDT from discontinued operations	—	—	—	—	—	—	—	—	—	—
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (6,108)	$ —	$ —	$ —	$ (6,108)	$ (46,726)	$ —	$ —	$ —	$ (46,726)
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (6,108)	$ —	$ —	$ —	$ (6,108)	$ (46,726)	$ —	$ —	$ —	$ (46,726)
Depreciation and amortization – Real Estate Groups	—				—	—				—
Deferred taxes – Real Estate Groups	—				—	4,755				4,755
Straight-line rent adjustment	—				—	—				—
Gain on disposition of rental properties and other investments, net of tax	—				—	265				265
Gain on disposition recorded on equity method, net of tax	—				—	—				—
Cumulative effect of change in accounting principle, net of tax	—				—	—				—
Discontinued operations, net of tax and minority interest:										
Depreciation and amortization – Real Estate Groups	—				—	—				—
Deferred Taxes – Real Estate Groups	—				—	—				—
Straight-line rent adjustment	—				—	—				—
Gain on disposition of Lumber Group	—				—	—				—
Gain on disposition of rental properties	—				—	—				—
Net earnings	$ (6,108)	$ —	$ —	$ —	$ (6,108)	$ (41,706)	$ —	$ —	$ —	$ (41,706)

39

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) – Year Ended January 31, 2005 (in thousands) continued

	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			Total 2004		
Revenues from real estate operations	$1,041,851	$143,894	$260,844	$ 17,226	$1,176,027
Exclude straight-line rent adjustment	(12,748)	—	—	(849)	(13,597)
Adjusted revenues	1,029,103	143,894	260,844	16,377	1,162,430
Operating expenses, including depreciation and amortization for non-Real Estate Groups	610,707	80,252	160,075	8,062	698,592
Exclude straight-line rent adjustment	(10,301)	—	—	(14)	(10,315)
Adjusted operating expenses	600,406	80,252	160,075	8,048	688,277
Add interest income	44,186	4,146	550	228	40,818
Add equity in earnings of unconsolidated entities	54,392	—	(54,370)	—	22
Remove gain on disposition recorded on equity method	(31,996)	—	31,996	—	—
Add back equity method depreciation and amortization expense	28,464	—	(28,227)	—	237
Net operating income	523,743	67,788	50,718	8,557	515,230
Interest expense, including early extinguishment of debt	253,410	28,579	50,718	7,584	283,133
Income tax expense (benefit)	(7,495)	—	—	(895)	(8,390)
Minority interest in earnings before depreciation and amortization	39,209	39,209	—	—	—
Add: EBDT from discontinued operations	6,413	—	—	(1,868)	4,545
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 245,032	$ —	$ —	$ —	$ 245,032
Reconciliation to net earnings:					
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 245,032	$ —	$ —	$ —	$ 245,032
Depreciation and amortization – Real Estate Groups	(188,623)	—	—	(2,686)	(191,309)
Deferred taxes – Real Estate Groups	(31,993)	—	—	(545)	(32,538)
Straight-line rent adjustment	2,447	—	—	835	3,282
Gain on disposition of rental properties and other investments, net of tax	265	—	—	40,893	41,158
Gain on disposition recorded on equity method, net of tax	19,341	—	—	—	19,341
Cumulative effect of change in accounting principle, net of tax	(11,261)	—	—	—	(11,261)
Discontinued operations, net of tax and minority interest:					
Depreciation and amortization – Real Estate Groups	(2,686)	—	—	2,686	—
Deferred taxes – Real Estate Groups	(545)	—	—	545	—
Straight-line rent adjustment	835	—	—	(835)	—
Gain on disposition of Lumber Group	11,501	—	—	—	11,501
Gain on disposition of rental properties	40,893	—	—	(40,893)	—
Net earnings	$ 85,206	$ —	$ —	$ —	$ 85,206

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) – Year Ended January 31, 2004 (in thousands)

	Commercial Group 2003					Residential Group 2003				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$620,275	$134,231	$155,035	$9,952	$651,031	$138,397	$8,039	$84,445	$20,637	$235,440
Exclude straight-line rent adjustment	(11,365)	—	—	(793)	(12,158)	(526)	—	—	—	(526)
Adjusted revenues	608,910	134,231	155,035	9,159	638,873	137,871	8,039	84,445	20,637	234,914
Operating expenses, including depreciation and amortization for non-Real Estate Groups	342,189	77,932	85,366	3,022	352,645	89,581	6,014	45,753	11,499	140,819
Exclude straight-line rent adjustment	(5,596)	—	—	(28)	(5,624)	—	—	—	—	—
Adjusted operating expenses	336,593	77,932	85,366	2,994	347,021	89,581	6,014	45,753	11,499	140,819
Add interest income	5,595	214	(363)	60	5,078	15,844	—	289	37	16,170
Add equity in earnings of unconsolidated entities	11,215	—	(12,062)	—	(847)	10,192	—	(1,345)	—	8,847
Remove loss on disposition recorded on equity method	—	—	—	—	—	3,573	—	(3,573)	—	—
Add back equity method depreciation and amortization expense	21,702	—	(21,702)	—	—	13,673	—	(11,894)	—	1,779
Net operating income	310,829	56,513	35,542	6,225	296,083	91,572	2,025	22,169	9,175	120,891
Interest expense, including early extinguishment of debt	132,134	31,286	35,542	2,946	139,336	23,571	1,043	22,169	6,141	50,838
Provision for decline in real estate recorded on the equity method	—	—	—	—	—	—	—	—	—	—
Income tax expense (benefit)	2,536	—	—	154	2,690	(1,752)	—	—	(270)	(2,022)
Minority interest in earnings before depreciation and amortization	25,227	25,227	—	—	—	982	982	—	—	—
Add: EBDT from discontinued operations	3,125	—	—	(3,125)	—	3,304	—	—	(3,304)	—
Earnings before depreciation, amortization and deferred taxes (EBDT)	$154,057	$ —	$ —	$ —	$154,057	$ 72,075	$ —	$ —	$ —	$ 72,075
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$154,057	$ —	$ —	$ —	$154,057	$ 72,075	$ —	$ —	$ —	$ 72,075
Depreciation and amortization – Real Estate Groups	(101,872)	—	—	(1,618)	(103,490)	(33,848)	—	—	(3,060)	(36,908)
Deferred taxes – Real Estate Groups	(23,303)	—	—	(550)	(23,853)	(19,784)	—	—	(262)	(20,046)
Straight-line rent adjustment	5,769	—	—	765	6,534	526	—	—	—	526
Provision for decline in real estate, net of tax and minority interest	(216)	—	—	(467)	(683)	(982)	—	—	—	(982)
Provision for decline recorded on equity method, net of tax	—	—	—	—	—	—	—	—	—	—
Gain (loss) on disposition of rental properties and other investments, net of tax	—	—	—	(64)	(64)	280	—	(2,160)	3,961	2,081
Loss on disposition recorded on equity method, net of tax	—	—	—	—	—	(2,160)	—	2,160	—	—
Discontinued operations, net of tax and minority interest:										
Depreciation and amortization – Real Estate Groups	(1,618)	—	—	1,618	—	(3,060)	—	—	3,060	—
Deferred taxes – Real Estate Groups	(550)	—	—	550	—	(262)	—	—	262	—
Straight-line rent adjustment	765	—	—	(765)	—	—	—	—	—	—
Provision for decline in real estate	(467)	—	—	467	—	3,961	—	—	(3,961)	—
Gain (loss) on disposition of rental properties	(64)	—	—	64	—	—	—	—	—	—
Net earnings	$ 32,501	$ —	$ —	$ —	$ 32,501	$ 16,746	$ —	$ —	$ —	$ 16,746

41

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) – Year Ended January 31, 2004 (in thousands) continued

	Land Development Group 2003					Lumber Group 2003				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 89,458	$ 5,123	$ 20,735	$ —	$105,070	$ —	$ —	$ —	$ —	$ —
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted revenues	89,458	5,123	20,735	—	105,070	—	—	—	—	—
Operating expenses, including depreciation and amortization for non-Real Estate Groups	58,647	2,984	13,674	—	69,337	—	—	—	—	—
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	58,647	2,984	13,674	—	69,337	—	—	—	—	—
Add interest income	721	12	348	—	1,057	—	—	—	—	—
Add equity in earnings of unconsolidated entities	10,330	—	(2,021)	—	8,309	—	—	—	—	—
Add back equity method depreciation and amortization expense	—	—	—	—	—	—	—	—	—	—
Net operating income	41,862	2,151	5,388	—	45,099	—	—	—	—	—
Interest expense, including early extinguishment of debt	3,098	—	767	—	3,865	—	—	—	—	—
Provision for decline in real estate recorded on equity method	(4,621)	—	4,621	—	—	—	—	—	—	—
Income tax expense (benefit)	12,633	—	—	—	12,633	—	—	—	—	—
Minority interest in earnings before depreciation and amortization	2,151	2,151	—	—	—	—	—	—	—	—
Add: EBDT from discontinued operations	—	—	—	—	—	3,701	—	—	—	3,701
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 28,601	$ —	$ —	$ —	$ 28,601	$ 3,701	$ —	$ —	$ —	$ 3,701
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 28,601	$ —	$ —	$ —	$ 28,601	$ 3,701	$ —	$ —	$ —	$ 3,701
Depreciation and amortization – Real Estate Groups	(120)	—	—	—	(120)	—	—	—	—	—
Deferred taxes – Real Estate Groups	(14,093)	—	—	—	(14,093)	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Provision for decline in real estate, net of tax and minority interest	—	—	(2,793)	—	(2,793)	—	—	—	—	—
Provision for decline recorded on equity method, net of tax	(2,793)	—	2,793	—	—	—	—	—	—	—
Gain (loss) on disposition of rental properties and other investments, net of tax	—	—	—	—	—	—	—	—	—	—
Loss on disposition recorded on equity method, net of tax	—	—	—	—	—	—	—	—	—	—
Discontinued operations, net of tax and minority interest:										
Depreciation and amortization – Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Deferred taxes – Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Provision for decline in real estate	—	—	—	—	—	—	—	—	—	—
Gain (loss) on disposition of rental properties	—	—	—	—	—	—	—	—	—	—
Net earnings	$ 11,595	$ —	$ —	$ —	$ 11,595	$ 3,701	$ —	$ —	$ —	$ 3,701

Forest City Enterprises, Inc. and Subsidiaries
Supplemental Financial Information

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) – Year Ended January 31, 2004 (in thousands) continued

	Corporate Activities 2003					Total 2003				
	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Minority Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ (9)	$ —	$ —	$ —	$ (9)	$ 848,121	$147,393	$260,215	$30,589	$ 991,532
Exclude straight-line rent adjustment	—	—	—	—	—	(11,891)	—	—	(793)	(12,684)
Adjusted revenues	(9)	—	—	—	(9)	836,230	147,393	260,215	29,796	978,848
Operating expenses, including depreciation and amortization for non-Real Estate Groups	26,529	—	—	—	26,529	516,946	86,930	144,793	14,521	589,330
Exclude straight-line rent adjustment	—	—	—	—	—	(5,596)	—	—	(28)	(5,624)
Adjusted operating expenses	26,529	—	—	—	26,529	511,350	86,930	144,793	14,493	583,706
Add interest income	552	—	—	—	552	22,712	226	274	97	22,857
Add equity in earnings of unconsolidated entities	14	—	—	—	14	31,751	—	(15,428)	—	16,323
Remove loss on disposition recorded on equity method	—	—	—	—	—	3,573	—	(3,573)	—	—
Add back equity method depreciation and amortization expense	—	—	—	—	—	35,375	—	(33,596)	—	1,779
Net operating income	(25,972)	—	—	—	(25,972)	418,291	60,689	63,099	15,400	436,101
Interest expense, including early extinguishment of debt	38,067	—	—	—	38,067	196,870	32,329	58,478	9,087	232,106
Provision for decline in real estate recorded on the equity method	—	—	—	—	—	(4,621)	—	4,621	—	—
Income tax expense (benefit)	(17,997)	—	—	—	(17,997)	(4,580)	—	—	(116)	(4,696)
Minority interest in earnings before depreciation and amortization	—	—	—	—	—	28,360	28,360	—	—	—
Add: EBDT from discontinued operations	—	—	—	—	—	10,130	—	—	(6,429)	3,701
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (46,042)	$ —	$ —	$ —	$ (46,042)	$ 212,392	$ —	$ —	$ —	$ 212,392
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (46,042)	$ —	$ —	$ —	$ (46,042)	$ 212,392	$ —	$ —	$ —	$ 212,392
Depreciation and amortization – Real Estate Groups	—	—	—	—	—	(135,840)	—	—	(4,678)	(140,518)
Deferred taxes – Real Estate Groups	24,552	—	—	—	24,552	(32,628)	—	—	(812)	(33,440)
Straight-line rent adjustment	—	—	—	—	—	6,295	—	—	765	7,060
Provision for decline in real estate, net of tax and minority interest	—	—	—	—	—	(1,198)	—	(2,793)	(467)	(4,458)
Provision for decline recorded on equity method, net of tax	—	—	—	—	—	(2,793)	—	2,793	—	—
Gain (loss) on disposition of rental properties and other investments, net of tax	(384)	—	—	—	(384)	(104)	—	(2,160)	3,897	1,633
Loss on disposition recorded on equity method, net of tax	—	—	—	—	—	(2,160)	—	2,160	—	—
Discontinued operations, net of tax and minority interest:										
Depreciation and amortization – Real Estate Groups	—	—	—	—	—	(4,678)	—	—	4,678	—
Deferred taxes – Real Estate Groups	—	—	—	—	—	(812)	—	—	812	—
Straight-line rent adjustment	—	—	—	—	—	765	—	—	(765)	—
Provision for decline in real estate	—	—	—	—	—	(467)	—	—	467	—
Gain (loss) on disposition of rental properties	—	—	—	—	—	3,897	—	—	(3,897)	—
Net earnings	$ (21,874)	$ —	$ —	$ —	$ (21,874)	$ 42,669	$ —	$ —	$ —	$ 42,669

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